   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 2000
                                          REGISTRATION STATEMENT NO. 333-93885

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------
                               RAILAMERICA, INC.
             (Exact Name of Registrant as Specified in its Charter)

              DELAWARE                                          65-0328006
  (State or Other Jurisdiction of                            (I.R.S. Employer
   Incorporation or Organization)                         Identification Number)

                                                                                              GARY O. MARINO
                                                                               CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
            RAILAMERICA, INC.                                                                RAILAMERICA, INC.
      5300 BROKEN SOUND BLVD., N.W.                                                    5300 BROKEN SOUND BLVD., N.W.
        BOCA RATON, FLORIDA 33487                                                        BOCA RATON, FLORIDA 33487
              (561) 994-6015                                                               (561) 994-6015
       (Address, Including Zip Code, and Telephone Number,             (Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)               Include Area Code, of Agent for Service)

                          Copies of Communications to:
                             GARY M. EPSTEIN, ESQ.
                            GREENBERG TRAURIG, P.A.
                        1221 BRICKELL AVENUE, SUITE 2200
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
                           (FACSIMILE) (305) 579-0717

                              --------------------
              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
             THE PUBLIC: From time to time after this Registration
                          Statement becomes effective.

                              --------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              -------------------



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===============================================================================

PROSPECTUS

                                1,173,456 SHARES


                               RAILAMERICA, INC.

                                  COMMON STOCK






         The selling shareholders are offering up to 1,173,456 shares of our common stock which they acquired in connection with our acquisiton of all of the outstanding common stock of RailTex, Inc. Under our merger agreement with RailTex, we paid $13.50 in cash and 0.66666667 shares of our common stock for each share of RailTex common stock.

         Our common stock is listed for trading on the Nasdaq National Market under the symbol "RAIL." On February 3, 2000, the last reported sales price of our common stock on the Nasdaq National Market was $7.75 per share.


         The selling shareholders may offer shares through public or private transactions, on or off the Nasdaq National Market, at prevailing prices or at privately negotiated prices. The selling shareholders may make sales directly to purchasers or through agents, dealers or underwriters.


                              -------------------




         SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT THE FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              -------------------




                   This prospectus is dated February 4, 2000.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING SHAREHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THE PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.


                           TABLE OF CONTENTS
                                                             PAGE
                                                             ----
Prospectus Summary...........................................  1

Risk Factors.................................................  4

Use of Proceeds.............................................. 14

Selling Shareholders......................................... 14

Plan of Distribution........................................  15

Legal Matters...............................................  16

Experts.....................................................  16

Where You Can Find More Information.........................  16

RailTex Financial Statements................................  F-1

                               PROSPECTUS SUMMARY


         This summary highlights selected information and does not contain all the information that is important to you. We urge you to read the entire prospectus and the documents we have referred you to in "Where You Can Find More Information" on page 16 for more information about our company and our financial statements. You should pay special attention to the risks of investing in our common stock discussed under "Risk Factors."


                                  RAILAMERICA

OUR BUSINESS


         We are a leading owner and operator of short line and regional freight railroads. We own and operate, or have a significant equity interest in, 50 freight railroads with approximately 12,500 miles of track in the United States, Australia, Canada and Chile. We are also a leading manufacturer of specialized truck trailers for U.S. governmental and commercial customers.


OUR RAILROAD OPERATIONS


         We have grown rapidly through acquisitions of short line railroads in North America and newly privatized regional railroads internationally. Pro forma revenue from railroad operations for the nine months ended September 30, 1999 after giving effect to our completed 1999 acquisitions and the RailTex acquisition was $262.3 million, compared to our actual 1998 annual revenue from railroad operations of $30 million. We expect to continue to grow our business by making additional acquisitions and by increasing revenues and improving operating margins generated from railroads that we currently own.


OUR OPERATING STRENGTHS.  We have grown successfully because:

         o We select and acquire appropriate acquisition candidates in new and existing markets. We believe that sellers, when they evaluate potential acquirers, consider, in addition to price, criteria such as a prospective acquirer's operating experience, its reputation among shippers and its ability to close a transaction and commence operations smoothly. We believe that we have established an excellent record in each of these areas.

         o We increase rail freight traffic from existing, former and new customers in each of our markets through the aggressive marketing of our enhanced customer service, renegotiation of rates where prudent, and implementation of other incentive arrangements for shippers.

         o We reduce costs and control expenses through rationalized staffing, centralized purchasing and corporate administrative services, efficient equipment deployment and utilization and, where appropriate, outsourced maintenance. When we acquire a new railroad within an existing market, we capitalize on operating efficiencies resulting from the presence of our other railroads within that market.

         o We select and motivate effective management through our centrally supported and locally executed management philosophy. We reward productivity through separate performance-based, incentive compensation programs for a significant number of our railroads.

         o We enhance customer service and make it responsive to the needs of local customers by upgrading and providing specialized equipment and by increasing reliability and frequency of service.

         OUR RECENT ACQUISITIONS. Since January 1, 1999 we completed the following acquisitions:

         o in February 2000, we acquired RailTex, Inc., a leading owner of short line freight railroads concentrated in the Southeastern and Midwestern United States, in the Great Lakes and New England regions of the United States and in Eastern Canada, with approximately 4,100 miles of freight rail lines, for total consideration of approximately $139.0 million in cash and 6,635,212 shares of our common stock;


         o in April 1999, we acquired the business of V/Line Freight Corporation, the freight railroad of Australia's Victorian Government, with approximately 3,150 miles of rail lines in Australia, for total consideration of $103 million; we operate this business through our wholly owned subsidiary, Freight Victoria Limited;

         o in July 1999, we acquired RaiLink Ltd., the third largest freight rail system in Canada; it owns or operates approximately 1,620 miles of rail lines and has an approximately 26% interest in a railroad company operating another 740 miles; the aggregate purchase price was $71 million, including the repayment of debt;


         o in September 1999, we acquired The Toledo, Peoria and Western Railroad Corporation, a regional freight railroad with 369 miles of rail lines in the central United States, for an aggregate purchase price of $18 million, including the assumption of debt; and


         o in January 1999, we acquired the Esquimalt and Nanaimo Railroad, a 181 mile rail line in British Columbia, Canada, which operates as E&N Railway Corporation, for an aggregate purchase price of $11 million.




         ACQUISITION OPPORTUNITIES. We plan to continue to expand our rail operations through selective acquisitions of rail properties.

         o In North America, we plan to continue to acquire short line and regional railroads; we believe they may become available as a result of (1) sales by other short line and regional owners and operators, (2) divestitures resulting from the consolidation of larger owners and operators, and (3) rationalizations and divestitures by Class I carriers;

         o Outside North America, we plan to acquire regional railroads that become available primarily as a result of governmental privatizations, either alone or through joint ventures with local partners familiar with market conditions in the region.

OUR TRUCK TRAILER MANUFACTURING OPERATIONS


         In addition to our railroad operations, we also manufacture specialized truck trailers through our wholly-owned subsidiary, Kalyn/Siebert L.P. Kalyn manufactures specialty and custom truck trailers for U.S. governmental and commercial customers. Kalyn's profit margins typically exceed those of manufacturers of commodity or stock trailers because its trailers are designed, built or modified to meet customer specifications. This allows greater pricing flexibility and reduced inventory requirements. Our trailer manufacturing operations generated approximately $39.9 million in revenue in 1998 and $33.9 million in revenue for the nine months ended September 30, 1999. These results include Kalyn's January 1998 acquisition of a Canadian manufacturer of lightweight aluminum specialty bulk-handling trailers used in the solid waste, agricultural and construction industries.


         On November 12, 1999, we announced our intention to sell Kalyn. We retained the investment banking firm ING Barings LLC to facilitate the sale. At this time we are unable to predict if and when this sale will be completed.


RECENT DEVELOPMENTS

          In connection with our acquisition of RailTex, we financed the acquisition, refinanced substantially all of our debt and refinanced substantially all of RailTex's debt through the following credit facilities:

          o a $50.0 million revolving credit facility which includes $10.0 million of Canadian dollar denominated funds and $10.0 million of Australian dollar denominated funds, with an initial interest rate of LIBOR plus 3.0% and a maturity date of December 31, 2005;

          o a $125.0 million term credit facility, with an initial interest rate of LIBOR plus 3.0% and a maturity date of December 31, 2005;

          o a $205.0 million term credit facility, with an initial interest rate of LIBOR plus 3.25% and a maturity date of December 31, 2006;

          o a $95.0 million subordinated increasing rate note facility, with an initial interest rate of 13% and a maturity date of February 4, 2001, which may be extended under specified conditions for an additional six months; and

          o a $55.0 million asset sale bridge note facility, with an initial interest rate of 15% and a maturity date of February 4, 2001, which may be extended under specified conditions for an additional six months.


                             CORPORATE INFORMATION

         We are a Delaware corporation with our principal executive offices located at 5300 Broken Sound Boulevard, N.W., Boca Raton, Florida 33487. Our telephone number is (561) 994-6015.

                                  RISK FACTORS

         You should carefully consider the following risks before making an investment decision. If any of the following risks occurs, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.


OUR INABILITY TO SUCCESSFULLY INTEGRATE THE BUSINESSES WE HAVE ACQUIRED COULD HAVE ADVERSE CONSEQUENCES ON OUR BUSINESS.


         We have experienced significant growth through acquisitions. Acquisitions result in greater administrative burdens and operating costs and, to the extent financed with debt, additional interest costs. We cannot assure you that we will be able to successfully manage or integrate the acquired companies or businesses, including RailTex and the four companies acquired by us in 1999. The process of combining RailTex into our operations and integrating our other acquired businesses may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following difficulties, among others:

     o loss of key employees or customers;

     o possible inconsistencies in standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information and other systems;

     o failure to maintain the quality of services that the companies have historically provided;

     o the need to coordinate geographically diverse organizations; and

     o the diversion of management's attention from our day-to-day business as a result of the need to deal with the above disruptions and difficulties and the need to add management resources to do so.


         These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we currently expect to result from that integration and may cause material adverse short- and long-term effects on our operating results and financial condition.


IF WE ARE UNSUCCESSFUL IN CONTINUING OUR ACQUISITION PROGRAM OUR BUSINESS MAY BE ADVERSELY AFFECTED.

         The success of our acquisition program will depend on, among other things:

     o the availability of suitable candidates;

     o our ability to value those candidates accurately and negotiate favorable terms for those acquisitions;

     o the availability of funds to finance acquisitions; and

     o the availability of management resources to oversee the integration and operation of the acquired businesses.

         Financing for acquisitions may come from several sources, including cash on hand and proceeds from the incurrence of indebtedness or the issuance of additional common stock, preferred stock, convertible debt or other securities. The issuance of any additional securities could, among other things:

     o result in substantial dilution of the percentage ownership of our stockholders at the time of issuance;

     o result in substantial dilution of our earnings per share;

     o adversely affect the prevailing market price for our common stock; and

     o in the case of debt securities, result in increased indebtedness, which could negatively affect our liquidity and operating flexibility.

WE HAVE SUBSTANTIAL DEBT AND DEBT SERVICE REQUIREMENTS WHICH COULD HAVE ADVERSE CONSEQUENCES ON OUR BUSINESS.


         As of September 30, 1999, on a pro forma basis after giving effect to our recent acquisitions including the acquisition of RailTex, our total debt was approximately $531.5 million. In connection with the RailTex acquisition, we entered into the following financing arrangements:

     o   $330.0 million of senior secured term loan facilities;

     o   $50.0 million of senior secured revolving loan facilities;

     o   a $95.0 million subordinated increasing rate note facility; and

     o   a $55.0 million asset sale bridge note facility.

As a result of the financing, we have incurred significant debt and debt service obligations. The degree to which we are leveraged could have important consequences, including the following:


     o our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities, general corporate purposes and other purposes may be limited or financing may not be available on terms favorable to us or at all;

     o a substantial portion of our cash flows from operations must be used to pay our interest expense, pay our preferred stock dividends and repay our debt, which would reduce the funds that would otherwise be available to us for our operations and future business opportunities;

     o we may be more vulnerable to economic downturns, may be limited in our ability to withstand competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions; and


     o fluctuations in market interest rates will affect the cost of our borrowings to the extent not covered by interest rate hedge agreements because interest under a portion of our new credit facilities is to be payable at variable rates.

         Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. A number of these factors are beyond our control. If we become unable to service our indebtedness, we will be forced to pursue one or more alternative strategies, such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, which may substantially dilute the ownership interest of holders of our common stock. We cannot assure you that any of these strategies could be effected on satisfactory terms, if at all.

OUR CREDIT FACILITIES CONTAIN COVENANTS THAT SIGNIFICANTLY RESTRICT OUR OPERATIONS.

         Our credit facilities contain numerous covenants imposing significant financial and operating restrictions on our business. These covenants place restrictions on our ability to, among other things:

     o   incur more debt;

     o pay dividends, redeem or repurchase our stock or make other distributions;

     o   make acquisitions or investments;

     o   use assets as security in other transactions;

     o   enter into transactions with affiliates;

     o   merge or consolidate with others;

     o   dispose of assets or use asset sale proceeds;

     o   create liens on our assets; and

     o   extend credit.


         Our credit facilities also contain financial covenants that require us to meet a number of financial ratios and tests. Our ability to meet these ratios and tests and to comply with other provisions of our credit facilities can be affected by events beyond our control. Our failure to comply with the obligations in our credit facilities could result in an event of default under these facilities, which, if not cured or waived, could permit acceleration of the indebtedness under the credit facilities or our other indebtedness which could have a material adverse effect on us.

IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY, WE MAY NOT BE ABLE TO REPAY OR REFINANCE OUR DEBT.


         We may not be able to successfully implement our business strategy or realize our anticipated financial results. Accordingly, our cash flows and capital resources may not be sufficient to pay interest on our indebtedness, pay our preferred stock dividends and/or repay our debt. Failure to pay our interest expense or make our principal payments would result in a default. A default, if not waived, could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may be forced to reduce capital expenditures, delay implementation of our business strategy, sell assets, obtain additional equity capital or refinance or restructure all or a portion of our outstanding debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to repay our debt and the lenders will be able to foreclose on our assets. Even if new financing is available, it may not be on terms that are acceptable to us.


WE MAY NOT REALIZE THE ANTICIPATED COST SAVINGS AND OTHER BENEFITS FROM OUR ANTICIPATED MERGER WITH RAILTEX.

         Even if we are able to integrate our operations with RailTex's operations successfully, the integration may not result in the realization of the full benefits of the cost savings, revenue enhancements or other benefits that we currently expect to result. If we achieve these benefits, they may not be achieved within the anticipated time frame. The cost savings and other synergies from the merger may be offset by:

         o costs incurred in integrating the companies; and

         o increases in other expenses, operating losses or problems in the business unrelated to the merger.

WE FACE COMPETITION FROM OTHER MODES OF TRANSPORTATION AND FROM OTHER RAIL OPERATORS.


         Our primary source of competition in our rail operations comes from the trucking industry. While we must build or acquire and maintain our rail system, trucks are able to use public roadways. Any future expenditures materially increasing the roadway system in the locations in which we operate, or legislation granting materially greater latitude for trucks with respect to size or weight limitations, could have a material adverse effect on our results of operations and financial condition.


         In addition, we compete for acquisitions with other rail operators. Some of these competitors are larger and have significantly greater resources than we do and may possess greater local market knowledge as well.

         The truck trailer manufacturing industry is highly competitive and has relatively low barriers to entry. Kalyn competes with a number of other trailer manufacturers, some of which are larger and have greater financial resources than Kalyn. Furthermore, Kalyn's products compete with alternative forms of shipping, such as intermodal containers. We cannot assure you that Kalyn will be able to continue to compete effectively for existing or potential customers or with alternative forms of shipping containers.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY NEGATIVE CONDITIONS IN THE AGRICULTURAL INDUSTRY BECAUSE A SUBSTANTIAL PORTION OF OUR RAILROAD TRAFFIC CONSISTS OF AGRICULTURAL COMMODITIES.

         Factors that negatively affect the agricultural industry in the regions in which we operate could have a material adverse effect on our results of operations and financial condition. These factors include weather conditions, export and domestic demand and total world supply, and fluctuations in agricultural prices. We believe that agricultural commodities will continue to represent a principal component of our rail traffic base in the near future.

WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES.

         We have railroad operations in Australia, Chile, Canada and Mexico. We may also consider acquisitions in other foreign countries. The risks of doing business in foreign countries include:

     o   adverse changes in the economy of those countries;

     o   adverse effects of currency exchange controls;

     o   restrictions on the withdrawal of foreign investment and earnings;

     o   government policies against ownership of businesses by non-nationals;
         and

     o   the potential instability of foreign governments.

         Our operations in foreign countries are also subject to economic uncertainties, including among others, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariffs, foreign exchange restrictions and changes in taxation structure.

BECAUSE SOME OF OUR SIGNIFICANT SUBSIDIARIES TRANSACT BUSINESS IN FOREIGN CURRENCIES, FUTURE EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         While our operations are predominantly in U.S. dollars, some of our significant subsidiaries transact business in foreign currencies, including the Australian dollar, the Canadian dollar and the Chilean peso. Changes in the relation of these and other currencies to the U.S. dollar could affect our revenues, result in exchange losses and result in the writedown of our investments in those foreign countries. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. We do not engage or intend to engage in hedging. However, if circumstances change, we may seek to limit our exposure to the risk of currency fluctuations by engaging in hedging or other transactions. These transactions could expose us to substantial risk of loss. We cannot assure you that we will successfully manage our exposure to currency fluctuations.

YEAR 2000 COMPLICATIONS MAY DISRUPT OUR OPERATIONS AND HARM OUR BUSINESS.


IMPACT OF YEAR 2000

         The "Year 2000 Issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If our computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date "00" as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, inability to interchange information with connecting railroads or engage in similar normal business activities.

         As of the date of this offering memorandum, we have not experienced any immediate adverse impact on our operations from the transition to the Year 2000. We cannot assure you that our operations have not been affected in a manner that is not yet apparent or in a manner that will arise in the future. In addition, certain computer programs that were date sensitive to the Year 2000 may not have been programmed to process the Year 2000 as a leap year, and negative effects from this remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers. However, we do not anticipate any Year 2000 problems that are reasonably likely to have a material adverse effect on our operations.

WE ARE SUBJECT TO SIGNIFICANT GOVERNMENTAL REGULATION OF OUR RAILROAD AND MANUFACTURING OPERATIONS AND THE FAILURE TO COMPLY WITH THESE REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

         We are subject to governmental regulation by a number of foreign, federal, state and local regulatory authorities with respect to our railroad and manufacturing operations, the rates we charge and a variety of health, safety, labor, environmental and other matters. Governments may change the legislative framework within which we operate without providing us with any recourse for any adverse effects that the change may have on our business. Also, some of the regulations require us to obtain and maintain various licenses, permits and other authorizations and we cannot be sure that we will continue to be able to do so.

         Additionally, in Australia, where a significant portion of our operations are located, the applicable legislative framework enables third party rail operators to gain access to the railway infrastructure on which we operate. As part of this regime, we have executed, and we may be required to execute access agreements governing access to the railway infrastructure. We may be required to make significant expenditures and to incur significant expenses in order to comply with the applicable regulatory framework and these access agreements.

WE MAY BE REQUIRED TO PAY PENALTY FEES UNDER SOME CIRCUMSTANCES TO A THIRD PARTY RAIL OPERATOR THAT HAS ACCESS TO THE AUSTRALIAN RAILWAYS.

         An access agreement with a third party rail operator in Australia contains penalty provisions if trains using the railway infrastructure are delayed, early or cancelled under a variety of circumstances. The formulas for calculation of the penalty are complex. The penalties apply unless the penalty event is primarily due to force majeure, which includes events such as natural disasters, war, changes in applicable laws, power shortages and Year 2000 events. We cannot assure you that we will not incur significant penalties under the Australian access agreement.

WE COULD INCUR SIGNIFICANT COSTS FOR VIOLATIONS OF APPLICABLE ENVIRONMENTAL LAWS AND REGULATIONS.

         Our railroad and manufacturing operations and real estate ownership are subject to extensive foreign, federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials. We may be subject to allegations or findings to the effect that we have violated these laws or regulations. We could incur significant costs as a result. We may be required to incur significant expenses to remediate this contamination. Some reports prepared in connection with the recent acquisitions of the business of V/Line Freight Corporation and The Toledo, Peoria and Western Railroad Corporation identified a number of contaminated sites on the properties leased or licensed to us, which we may be required to remediate. In addition, some transactions, including our merger with RailTex, may subject us to various requirements to investigate and remediate contamination at other properties.

BECAUSE WE DEPEND ON CLASS I CARRIERS FOR OUR NORTH AMERICAN OPERATIONS, OUR BUSINESS AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED IF OUR RELATIONSHIPS WITH THEM DETERIORATE.

         The railroad industry in the United States and Canada is dominated by a small number of Class I carriers that have substantial market control and negotiating leverage. Almost all of the traffic on our North American railroads is interchanged with Class I carriers. A decision by any of these Class I carriers to discontinue transporting commodities or to use alternate modes of transportation, such as motor carriers, could have a material adverse effect on our business and results of operations. Our ability to provide rail service to our customers in North America depends in large part upon our ability to maintain cooperative relationships with Class I carriers with respect to, among other matters, freight rates, car supply, reciprocal switching, interchange and trackage rights. A deterioration in the operations of or service provided by those interchange partners, or in our relationship with our interchange partners, would adversely affect our business. In addition, much of the freight transported by our railroads in North America moves on railcars supplied by Class I carriers. If the number of railcars supplied by Class I carriers is insufficient, we might not be able to obtain replacement railcars on favorable terms and shippers may seek alternative forms of transportation.

         Portions of our North American rail properties are operated under leases, operating agreements or trackage rights agreements with Class I carriers. Failure of our railroads to comply with these leases and agreements in all material respects could result in the loss of operating rights with respect to these rail properties, which would adversely affect our results of operations and financial condition. In addition, traditionally Class I carriers also have been significant sources of business for us, as well as sources of potential acquisition candidates as they continue to divest themselves of branch lines to smaller rail operators. Because we depend on Class I carriers for our North American operations, our business and financial results may be adversely affected if our relationships with them deteriorate.

BECAUSE OUR TRAILER MANUFACTURING OPERATIONS DEPEND ON GOVERNMENT PURCHASES, OUR BUSINESS MAY BE ADVERSELY AFFECTED IF ORDERS PLACED BY GOVERNMENT ENTITIES DECREASE.


         For the years ended December 31, 1997 and 1998, approximately 37% and 35%, respectively, of Kalyn's revenue was derived from sales of truck trailers to U.S. governmental customers. For the nine months ended September 30, 1999, approximately 26% of Kalyn's revenue was derived from sales to these customers. The majority of these sales are to the General Services Administration, known as the GSA, the purchasing arm of non-military agencies, and to the United States Tank Automotive Command, known as TACOM, a Department of Defense unit established to consolidate purchases for various branches of the military. Budget reductions or other factors may cause the GSA or TACOM to substantially decrease their orders for new trailers which could have a material adverse affect on our business and results of operations.


BECAUSE THE INDUSTRY DEMAND FOR TRUCK TRAILERS IS CYCLICAL, FUTURE ECONOMIC DOWNTURNS OR CYCLICAL DECREASES IN DEMAND FOR TRUCK TRAILERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         Unit sales of new truck trailers have historically been subject to substantial variation. Sales of new truck trailers have historically been subject to a five- to seven-year replacement cycle. Additionally, periods of economic recession in the United States have previously resulted in declines in the profitability of the trucking industry. Future decreases in the demand for truck trailers due to economic downturns or cyclical decreases would likely have a material adverse effect on our business and results of operations.

         In November 1999, we announced our intention to sell Kalyn, our specialty truck trailer manufacturing business. Kalyn has historically been a significant source of revenues and cash flows for us. The sale of Kalyn would reduce our leverage and debt service obligations but also eliminate the cash flows from Kalyn's operations and reduce our diversification.

A LONG-TERM INTERRUPTION IN THE OPERATION OF OUR PLANTS FROM A NATURAL DISASTER OR OTHER CAUSES, WHETHER OR NOT COVERED BY INSURANCE, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

         Our trailer manufacturing operations consist of two facilities in Texas and Canada which operate at approximately 80% and 50% of their respective capacities. Although we believe that our manufacturing capacity could be increased through the expansion of our manufacturing facilities or the addition of a partial second work shift, these capacity increases would increase the marginal cost of producing truck trailers. Sustained growth of production and, in turn, net sales of our manufacturing operations are dependent on our ability to increase production efficiency. In the years ended December 31, 1996 through 1998, sales from our trailer manufacturing operations accounted for between 48% and 53% of our total revenue. For the nine months ended September 30, 1999 on a pro forma basis after giving effect to our recent acquisitions, however, sales from our trailer manufacturing operations accounted for only 11% of our total revenue. A long-term interruption in the operation of our plants from a natural disaster or other causes, whether or not covered by insurance, could have a material adverse effect on our business and results of operations.

SOME OF OUR EMPLOYEES BELONG TO LABOR UNIONS AND STRIKES OR WORK STOPPAGES COULD ADVERSELY AFFECT OUR OPERATIONS.

         We are a party to collective bargaining agreements with various labor unions in the United States, Australia, Chile and Canada. Some of these agreements expire within the next two years. Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs.

WE MAY FACE LIABILITY FOR CASUALTY LOSSES THAT ARE NOT COVERED BY INSURANCE.

         We have obtained insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. However, losses or other liabilities may arise that are not covered by insurance. In addition, under catastrophic circumstances our liability could exceed our insurance limits. Insurance is available from a limited number of insurers and may not continue to be available or, if available, may not be obtainable on terms acceptable to us.

MANY SHARES OF OUR COMMON STOCK ARE ELIGIBLE FOR FUTURE SALE WHICH MAY
CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

         Of the approximately 11.7 million shares of common stock issued and outstanding, we believe that approximately 9.9 million of the shares are freely tradable without restriction or further registration under the Securities Act, excluding any shares held or purchased by one of our "affiliates" (in general, a person who has a control relationship with us). We believe the approximately 1.8 million shares of common stock remaining are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, and may be resold thereafter in compliance with Rule 144.

         In general, under Rule 144, a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned those shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume in our common stock on The Nasdaq National Market during the four calendar weeks preceding that sale. Sales under Rule 144 are also subject to limitations on the manner of sale, notice requirements and availability of current public information about us. A person or group who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale by that person and who has beneficially owned his shares for at least two years, will be able to sell his shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of ours.


         The possibility that substantial amounts of our common stock may be issued or freely resold in the public market may adversely affect prevailing market prices for our common stock, even if our business is doing well. As of February 4, 2000, we had 18,546,181 shares of common stock issued and outstanding and approximately 8.5 million shares of common stock reserved for issuance.



WE ARE REQUIRED TO ISSUE WARRANTS WHICH WILL BE DILUTIVE TO OUR OTHER
SHAREHOLDERS





         A portion of our financing from DLJ consists of bridge financing and asset bridge notes. In connection with such financing, we have agreed to issue warrants to the lenders to acquire an aggregate of 3.5% of our fully diluted common stock for the bridge financing and warrants to acquire an aggregate of 2.0% of our fully diluted common stock for the asset bridge notes, which warrants will be held in escrow. If the bridge financing is then outstanding, one-eighth of the total number of bridge financing warrants will be released to the lenders every 90 days following the first anniversary of the closing of the bridge financing. Additionally, if the asset bridge notes are then outstanding, 50% of the total bridge asset warrants will be released to the lenders 180 days following the closing of the asset bridge note financing, 25% will be released on the 270th day and the remaining 25% will be released on the 360th day following closing. Any warrants which have not been released to the lenders upon payment in full of the bridge financing and asset bridge notes will be terminated. The warrants will be exercisable at the fair market value of our common stock and will expire seven years after the date of issuance. If the warrants are issued, our stockholders may suffer dilution and the market price of our common stock may be adversely affected.

                                USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of any of the securities being offered by the selling shareholders under this prospectus.

         Expenses expected to be incurred by us in connection with this offering are estimated to be approximately $45,000.

                              SELLING SHAREHOLDERS


         The selling shareholders acquired the 1,173,456 shares of common stock being offered by this prospectus in connection with our acquisition of all of the outstanding common stock of RailTex. Under our merger agreement with RailTex, we paid $13.50 in cash and 0.66666667 shares of our common stock for each share of RailTex common stock.



         Except as described in this paragraph, none of the selling shareholders listed below have been officers, directors, or employees of ours, nor have they had a material relationship with us beyond their investment in, or receipt of, our securities. However, Ferd. C. Meyer, Jr. and William G. Pagonis will become members of our board of directors upon completion of the merger. In addition John M. Hovis will become an employee, and Thomas W. Arnst and Joseph P. Jahnke have entered into consulting arrangements with us.


         The following table sets forth certain information with respect to the amount of shares of our common stock that will be beneficially owned by the named selling shareholders upon the completion of the merger. The percentages listed below are adjusted to reflect the sale of the shares of common stock offered.



                                    OWNERSHIP OF SHARES OF
                                     COMMON STOCK PRIOR
                                         TO OFFERING
                                     --------------------  NUMBER OF        OWNERSHIP OF
                                                          SHARES OF      SHARES OF COMMON
                                                           COMMON      STOCK AFTER OFFERING**
                                     COMMON                 STOCK      ----------------------
      SELLING SHAREHOLDER            SHARES   PERCENTAGE   OFFERED      SHARES    PERCENTAGE
      -------------------           -------   ----------  ---------     ------    ----------
      Bruce M. Flohr                196,725      1.1%      196,725         0            *
      Robert R. Lende                98,187       *         98,187         0            *
      Laura D. Davies                50,719       *         50,719         0            *
      Robert M. Ayres, Jr.          133,582       *        133,582         0            *
      Ferd. C. Meyer, Jr.            14,633       *         14,633         0            *
      Heather J. Gradison             9,400       *          9,400         0            *
      Palmer L. Moe                  14,212       *         14,212         0            *
      William G. Pagonis              2,000       *          2,000         0            *
      Ronald A. Rittenmeyer         284,386      1.5%      284,386         0            *
      Joseph P. Jahnke               37,336       *         37,336         0            *
      Thomas W. Arnst                53,194       *         53,194         0            *
      John M. Hovis                  60,926       *         60,926         0            *
      Julie B. Herbort                6,926       *          6,926         0            *
      The Lende Foundation            5,000       *          5,000         0            *
      Ferd. C. Meyer III                133       *            133         0            *
      Marron C. Meyer                   133       *            133         0            *
      Jeanie Francis Flohr              316       *            316         0            *
      Megan Lennie Flohr                316       *            316         0            *
      Flohr Family Foundation       102,666       *        102,666         0            *
      Bruce M. Flohr and
       Janet Lennie Flohr           102,666       *        102,666         0            *
      Charitable Remainder Unitrust









--------------------

*        Indicates less than 1%
**       Assumes all of the shares of common stock registered hereby are sold.

                              PLAN OF DISTRIBUTION

GENERAL

         TRANSACTIONS. The selling shareholders may offer and sell their shares of common stock in one or more of the following transactions:

     o   on the Nasdaq National Market,

     o   in the over-the-counter market,

     o   in negotiated transactions, or

     o   in a combination of any of these transactions.

         PRICES. The selling shareholders may sell their shares of common stock at any of the following prices:

     o   fixed prices which may be changed,

     o   market prices prevailing at the time of sale,

     o   prices related to prevailing market prices, or

     o   negotiated prices.

         DIRECT SALES; AGENTS, DEALERS AND UNDERWRITERS. The selling shareholders may effect transactions by selling the shares of common stock in any of the following ways:

     o   directly to purchasers, or

     o to or through agents, dealers or underwriters designated from time to time.

         Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The selling shareholders and any agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

         SUPPLEMENTS. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

         STATE SECURITIES LAW. Under the securities laws of some states, the selling shareholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling shareholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

         EXPENSES; INDEMNIFICATION. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling shareholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling shareholders against some civil liabilities, including some liabilities which may arise under the Securities Act.

                                 LEGAL MATTERS

         Greenberg Traurig, P.A., of Miami, Florida, has passed upon the validity of the issuance of our shares of common stock offered in this prospectus.

                                    EXPERTS

         The financial statements as of December 31, 1998 and 1997 and for the three years in the period ended December 31, 1998, incorporated by reference from our Annual Report on Form 10-K in this prospectus have been audited by PricewaterhouseCoopers LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to Empresa De Transporte Ferroviario S.A., its opinion is based on the reports of other independent accountants, namely Arthur Andersen-Langton Clarke, a member firm of Andersen Worldwide SC. The financial statements referred to above have been included herein in reliance upon the authority of those firms as experts in accounting and auditing.

         The financial statements of V/Line Freight Corporation as of June 30, 1998 and for the year then ended, incorporated into this prospectus by reference from our Current Report on Form 8-K/A, filed with the SEC on July 16, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

         The financial statements of RaiLink Ltd. as of December 31, 1998 and for the year then ended, incorporated into this prospectus by reference from our Current Report on Form 8-K/A, dated October 5, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

         The financial statements of The Toledo, Peoria and Western Railroad as of December 31, 1998 and for the year then ended, incorporated into this prospectus by reference from RailAmerica's Current Report on Form 8-K/A, dated November 12, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

         The financial statements of RailTex are included in this prospectus and elsewhere in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also inspect our filings at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You can also inspect reports and other information we file at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" some of the documents that we file with it into this prospectus, which means:

     o   incorporated documents are considered part of this prospectus;

     o we can disclose important information to you by referring you to those documents; and

     o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below, which were filed with the SEC under the Securities Exchange Act of 1934:

     o   our annual report on Form 10-K for the year ended December 31, 1998;

     o our quarterly reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;


     o   our current reports on Form 8-K dated May 17, 1999 (as amended
         July 16, 1999), August 6, 1999 (as amended October 5, 1999), September 20, 1999 (as amended November 12, 1999), October 19, 1999, November 12, 1999, January 26, 2000 and February 4, 2000; and


     o our joint proxy statement prospectus on Form S-4 filed on December 29, 1999.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus:

     o our report on Form 8-K to be filed upon completion of the merger with RailTex;

     o any reports filed under Sections 13(a) and (c) of the Securities Exchange Act;

     o definitive proxy or information statements filed under Section 14 of the Securities Exchange Act in connection with any subsequent stockholders' meetings; and

     o   any reports filed under Section 15(d) of the Securities Exchange Act.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date. You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

                               RailAmerica, Inc.
                       5300 Broken Sound Boulevard, N.W.,
                           Boca Raton, Florida 33487
                                 (561) 994-6015
                      Attn: Donald D. Redfearn, Secretary

                         RAILTEX, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                     PAGE
                                                                                                                     ----
RAILTEX, INC. AND SUBSIDIARIES:
   Report of Independent Public Accountants.......................................................................    F-2
   Consolidated Statements of Income for the years ended December 31, 1998, 1997 and 1996.........................    F-3
   Consolidated Balance Sheets as of December 31, 1998 and 1997...................................................    F-4
   Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1997
       and 1996...................................................................................................    F-5
   Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996.....................    F-6
   Notes to Consolidated Financial Statements.....................................................................    F-7

   Consolidated Statements of Income for the three and nine month periods ended September 30, 1999 and 1998.......    F-30
   Consolidated Balance Sheets as of September 30, 1999 and 1998..................................................    F-31
   Consolidated Statements of Cash Flows for the nine months ended September 30, 1999 and 1998....................    F-32
   Notes to Consoidated Financial Statements......................................................................    F-33

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RailTex, Inc.:

   We have audited the accompanying consolidated balance sheets of RailTex, Inc. (a Texas corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RailTex, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

San Antonio, Texas
January 27, 1999

                         RAILTEX, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                              -----------------------------------------------------
                                                                                 1998                 1997                   1996
                                                                              ---------             ---------             ---------
OPERATING REVENUES ...............................................            $ 161,020             $ 148,791             $ 121,106

OPERATING EXPENSES:
   Transportation ................................................               56,852                54,361                39,006
   General and administrative ....................................               26,675                26,367                20,948
   Equipment .....................................................               18,937                17,954                15,718
   Maintenance of way ............................................               16,646                14,168                13,246
   Depreciation and amortization .................................               14,258                12,940                10,147
                                                                              ---------             ---------             ---------
      Total operating expenses ...................................              133,368               125,790                99,065
                                                                              ---------             ---------             ---------
OPERATING INCOME .................................................               27,652                23,001                22,041

INTEREST EXPENSE .................................................              (11,236)              (10,527)               (6,893)

OTHER INCOME, NET ................................................                4,215                 4,198                 1,521
                                                                              ---------             ---------             ---------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE .......................               20,631                16,672                16,669

INCOME TAXES .....................................................               (7,853)               (6,048)               (6,708)
                                                                              ---------             ---------             ---------
NET INCOME BEFORE CUMULATIVE EFFECT OF A
CHANGE IN ACCOUNTING PRINCIPLE ...................................               12,778                10,624                 9,961

CUMULATIVE EFFECT OF A CHANGE IN
ACCOUNTING PRINCIPLE (NET OF INCOME TAXES) .......................               (1,703)                   --                    --
                                                                              ---------             ---------             ---------
NET INCOME .......................................................            $  11,075             $  10,624             $   9,961
                                                                              =========             =========             =========
BASIC EARNINGS PER SHARE:

   NET INCOME BEFORE CUMULATIVE EFFECT
   OF A CHANGE IN ACCOUNTING PRINCIPLE ...........................            $    1.39             $    1.16             $    1.09

   CUMULATIVE EFFECT OF A CHANGE IN
   ACCOUNTING PRINCIPLE (NET OF INCOME TAXES) ....................                (0.19)                   --                    --
                                                                              ---------             ---------             ---------
   NET INCOME ....................................................            $    1.20             $    1.16             $    1.09
                                                                              =========             =========             =========
WEIGHTED AVERAGE NUMBER OF BASIC SHARES
OF COMMON STOCK OUTSTANDING ......................................                9,205                 9,153                 9,112

DILUTED EARNINGS PER SHARE:

   NET INCOME BEFORE CUMULATIVE EFFECT
   OF A CHANGE IN ACCOUNTING PRINCIPLE ...........................            $    1.38             $    1.15             $    1.08

   CUMULATIVE EFFECT OF A CHANGE IN
   ACCOUNTING PRINCIPLE (NET OF INCOME TAXES) ....................                (0.18)                   --                    --
                                                                              ---------             ---------             ---------
   NET INCOME ....................................................            $    1.20             $    1.15             $    1.08
                                                                              =========             =========             =========
WEIGHTED AVERAGE NUMBER OF DILUTED
SHARES OF COMMON STOCK OUTSTANDING ...............................                9,251                 9,222                 9,231

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         RAILTEX, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                               ASSETS                                                                           DECEMBER 31,
                                                                                                       ---------------------------
                                                                                                           1998              1997
                                                                                                        ---------         ---------
CURRENT ASSETS:
   Cash and cash equivalents ...................................................................        $   1,243         $     570
   Accounts receivable, less doubtful receivables of $844 in 1998; $1,563 in 1997 ..............           33,866            32,171
   Prepaid expenses and other current assets ...................................................            4,848             2,527
   Deferred tax assets, net ....................................................................            1,906             1,777
                                                                                                        ---------         ---------
      Total current assets .....................................................................           41,863            37,045
                                                                                                        ---------         ---------
PROPERTY AND EQUIPMENT, NET ....................................................................          291,779           259,444
                                                                                                        ---------         ---------
OTHER ASSETS:
   Investments in Brazilian railroad companies .................................................           19,994            17,809
   Other, net ..................................................................................            8,709             5,610
                                                                                                        ---------         ---------
      Total other assets .......................................................................           28,703            23,419
                                                                                                        ---------         ---------
      Total assets .............................................................................        $ 362,345         $ 319,908
                                                                                                        =========         =========
              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term notes payable ....................................................................        $     215         $     384
   Current portion of long-term debt ...........................................................            8,568             7,763
   Accounts payable ............................................................................           20,574            18,829
   Accrued liabilities .........................................................................           17,729            17,434
                                                                                                        ---------         ---------
      Total current liabilities ................................................................           47,086            44,410

DEFERRED INCOME TAXES, NET .....................................................................           30,294            20,521

LONG-TERM DEBT, LESS CURRENT PORTION ...........................................................          122,982           117,893

OTHER LIABILITIES ..............................................................................            6,835             3,826
                                                                                                        ---------         ---------
      Total liabilities ........................................................................          207,197           186,650
                                                                                                        ---------         ---------
COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST IN BRAZILIAN INVESTMENT ......................................................           11,000                --
                                                                                                        ---------         ---------
SHAREHOLDERS' EQUITY:
   Preferred Stock; $1.00 par value; 10 million shares authorized;
     no shares issued or outstanding ...........................................................               --                --
   Common Stock; $.10 par value; 30 million shares authorized;
     issued and outstanding 9,273,963 in 1998; 9,160,924 in 1997 ...............................              927               916
   Paid-in capital .............................................................................           85,115            83,799
   Retained earnings ...........................................................................           59,976            48,901
   Deferred compensation .......................................................................             (948)               --
   Accumulated other comprehensive income ......................................................             (922)             (358)
                                                                                                        ---------         ---------
      Total shareholders' equity ...............................................................          144,148           133,258
                                                                                                        ---------         ---------
      Total liabilities and shareholders' equity ...............................................        $ 362,345         $ 319,908
                                                                                                        =========         =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         RAILTEX, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                             COMMON STOCK
                                          -------------------                                        ACCUMULATED
                                            SHARES      $.10                                             OTHER            TOTAL
                                          ISSUED AND     PAR    PAID-IN   RETAINED     DEFERRED      COMPREHENSIVE    SHAREHOLDERS'
                                          OUTSTANDING   VALUE   CAPITAL   EARNINGS   COMPENSATION       INCOME           EQUITY
                                          -----------   -----   -------   --------   ------------    -------------    -------------
BALANCE, December 31, 1995 ............         9,111   $ 911   $83,439   $ 28,316   $      --        $      (64)     $   112,602
   Comprehensive income:
   Net income .........................            --      --        --      9,961          --                --            9,961
   Foreign currency translation .......            --      --        --         --          --               (51)             (51)
                                          -----------   -----   -------   --------   ---------        ----------      -----------
     Total comprehensive income .......            --      --        --      9,961          --               (51)           9,910
   Exercise of stock options ..........            13       1       190         --          --                --              191
                                          -----------   -----   -------   --------   ---------        ----------      -----------
BALANCE, December 31, 1996 ............         9,124     912    83,629     38,277          --              (115)         122,703
   Comprehensive income:
   Net income .........................            --      --        --     10,624          --                --           10,624
   Foreign currency translation .......            --      --        --         --          --              (243)            (243)
                                          -----------   -----   -------   --------   ---------        ----------      -----------
     Total comprehensive income .......            --      --        --     10,624          --              (243)          10,381
   Exercise of stock options ..........            37       4       170         --          --                --              174
                                          -----------   -----   -------   --------   ---------        ----------      -----------
BALANCE, December 31, 1997 ............         9,161     916    83,799     48,901          --              (358)         133,258
   Comprehensive income:
   Net income .........................            --      --        --     11,075          --                --           11,075
   Foreign currency translation .......            --      --        --         --          --              (564)            (564)
                                          -----------   -----   -------   --------   ---------        ----------      -----------
     Total comprehensive income .......            --      --        --     11,075          --              (564)          10,511
   Exercise of stock options ..........            33       3       326         --          --                --              329
   Restricted stock awards ............            80       8       990         --        (998)               --               --
   Amortization of deferred compensation           --      --        --         --          50                --               50
                                          -----------   -----   -------   --------   ---------        ----------      -----------
BALANCE, December 31, 1998 ............         9,274   $ 927   $85,115   $ 59,976   $    (948)       $     (922)     $   144,148
                                          ===========   =====   =======   ========   =========        ==========      ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         RAILTEX, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                                               ------------------------------------
                                                                                                 1998          1997          1996
                                                                                               --------      --------      --------
OPERATING ACTIVITIES:
   Net income ............................................................................     $ 11,075      $ 10,624      $  9,961
   Adjustments to reconcile net income to net cash provided by operating activities:
      Cumulative effect of a change in accounting principle ..............................        2,747            --            --
      Depreciation and amortization ......................................................       14,258        12,940        10,147
      Deferred income taxes ..............................................................        5,432         2,182         3,424
      Provision for losses on accounts receivable ........................................          187           638           783
      Amortization of deferred financing costs ...........................................          388           384           348
      Gain on sale of assets .............................................................       (1,867)       (6,771)       (1,280)
      Gain on sale of minority interest ..................................................       (2,045)           --            --
      Write down of investments ..........................................................           --         2,100            --
      Other ..............................................................................           82          (275)           --
      Changes in working capital--
         Accounts receivable .............................................................         (952)       (5,975)       (6,950)
         Prepaid expenses and other current assets .......................................       (1,635)          (59)           51
         Accounts payable and accrued liabilities ........................................          777        10,109         7,035
                                                                                               --------      --------      --------
      Net cash provided by operating activities ..........................................       28,447        25,897        23,519
                                                                                               --------      --------      --------

INVESTING ACTIVITIES:
   Purchase of property and equipment ....................................................      (30,320)      (35,507)      (21,393)
   Proceeds from sale of property and equipment ..........................................        2,288         7,327         2,354
   Purchase of new properties and related equipment and other costs ......................      (13,096)      (25,978)      (16,682)
   Purchase of investments in Brazilian railroad companies and related costs .............           --        (1,362)      (21,775)
   Sale of preferred shares in Brazilian railroad company ................................           --         2,758            --
   Proceeds from sale of minority interest ...............................................       10,861            --            --
   Organization and acquisition costs ....................................................          (79)          (97)          (88)
   Increase in other long-term assets ....................................................       (1,617)         (152)         (917)
                                                                                               --------      --------      --------
      Net cash used in investing activities ..............................................      (31,963)      (53,011)      (58,501)
                                                                                               --------      --------      --------
FINANCING ACTIVITIES:
   (Decrease) increase in short-term notes payable .......................................         (355)          218          (937)
   Proceeds from long-term debt ..........................................................       21,900        75,000        41,569
   Principal payments on long-term debt and capital leases ...............................      (16,687)      (53,398)       (5,197)
   Net (decrease) increase in working capital facilities .................................         (750)        4,000            --
   Deferred financing costs ..............................................................           (3)         (369)         (465)
   Issuance of common stock ..............................................................          247            74            25
                                                                                               --------      --------      --------
      Net cash provided by financing activities ..........................................        4,352        25,525        34,995
                                                                                               --------      --------      --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH ..................................................         (163)           51           (35)
                                                                                               --------      --------      --------
NET CHANGE IN CASH AND CASH EQUIVALENTS ..................................................          673        (1,538)          (22)

CASH AND CASH EQUIVALENTS, beginning of year .............................................          570         2,108         2,130
                                                                                               --------      --------      --------
CASH AND CASH EQUIVALENTS, end of year ...................................................     $  1,243      $    570      $  2,108
                                                                                               ========      ========      ========

        The accompanying notes are an integral part of these consolidated financial statements.

                         RAILTEX, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF THE COMPANY'S BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

         The accompanying consolidated financial statements include the accounts of RailTex, Inc. and its wholly-owned subsidiaries. References to "RailTex" or the "Company" mean RailTex, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

         The Company is an operator of short line railroads in North America. Its holdings include short line railroads concentrated in the Southeastern and Midwestern United States, in the Great Lakes and New England regions of the United States and in Eastern Canada. The Company also owns investments in two Brazilian railroads and provides management consulting services in Kazakhstan.

         The Company's strategy is to grow through (i) the creation of new business and improvement in operating performance of newly added and currently operated properties and (ii) additions to and divestitures from its portfolio of short line railroad properties, primarily through strategic acquisitions of Class I railroad branch lines or existing short line properties, and divestiture of non-strategic lines to smaller, independently operated short line companies.

ESTIMATES IN FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS AND CONSOLIDATED STATEMENTS OF CASH FLOWS

         All short-term investments which mature in less than 90 days when purchased are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.

                         RAILTEX, INC. AND SUBSIDIARIES

       Supplemental disclosures of cash flow information (in thousands):

                                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                                                  ----------------------------------
                                                                                                   1998          1997          1996
                                                                                                  -------       ------      -------
Cash paid during the year for:
      Interest ............................................................................       $11,207       $8,962      $ 5,795
      Income taxes ........................................................................         2,514        2,604        2,008
Non-cash investing and financing activities:
      Grants ..............................................................................         2,918          352          859
      Capital leases ......................................................................         1,959        1,844          599
      Tax benefit from exercise of non-qualified stock options ............................            76          100           83
      Amortization of deferred compensation ...............................................            50           --           --

Liabilities and long-term debt assumed in connection with the acquisition of railroad companies:
       Fair value of assets acquired ......................................................       $15,809       $   --      $17,669
       Cash paid for capital stock ........................................................        14,003           --        8,873
                                                                                                  -------       ------      -------
       Liabilities and long-term debt assumed .............................................       $ 1,806       $   --      $ 8,796
                                                                                                  =======       ======      =======


PROPERTY AND EQUIPMENT

         Property and equipment are carried at historical cost. Acquired railroad property is recorded at the purchased cost. Major renewals or betterments are capitalized; routine maintenance and repairs, which do not improve the asset or extend asset lives, are charged to expense when incurred. Gains or losses on sales or other dispositions are credited or charged to income. Depreciation is computed using the straight-line method over periods ranging from 8 to 30 years for roadway and structures, 3 to 15 years for locomotives and other railroad equipment and 3 to 10 years for other non-railroad equipment. Leasehold improvements are amortized over the life of the lease or the service lives of the improvements, whichever is shorter.

         The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets To Be Disposed Of". This statement requires the recognition of an impairment loss on a long-lived asset held for use when events and circumstances indicate that the estimate of undiscounted future cash flows expected to be generated by the asset are less than its carrying amount. The Company recorded an impairment loss totaling approximately $375,000 related to one of its railroad properties for the year ended December 31, 1998.

INVESTMENTS IN BRAZILIAN RAILROAD COMPANIES

         Investments in Brazilian railroad companies represent minority interest in Ferrovia Centro Atlantica, S.A. ("FCA") and Ferrovia Sul Atlantico, S.A. ("FSA") (see Note 5), are accounted for using the cost method of accounting and are valued at the lower of cost or market.

                         RAILTEX, INC. AND SUBSIDIARIES

OTHER ASSETS

         At December 31, 1998, other assets primarily included deferred financing costs, while at December 31, 1997 other assets also included organization and acquisition costs. Financing costs are amortized over the related loan terms using the effective interest method. Amortization of these costs is included in interest expense. Organization and acquisition costs are direct costs incurred in acquiring and licensing operating properties and consist of directly attributable legal and other costs. Prior to the Company's adoption of Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") (see further discussion below), these costs were amortized using the straight-line method over five years. Amortization of financing and organization and acquisition costs totaled approximately $0.4 million, $1.6 million and $1.3 million for the years ended December 31, 1998, 1997 and 1996, respectively. Accumulated amortization of these costs was approximately $2.5 million and $7.1 million at December 31, 1998 and 1997, respectively.

REVENUE RECOGNITION

         Freight revenues are recognized as shipments initially move onto the Company's tracks, which, due to the relatively short length of haul, is not materially different from the recognition of revenues as shipments progress. Non-freight revenues, including joint facilities, switching, demurrage, car hire and car repair services, are recognized as the service is performed.

INCOME TAXES

         The Company files consolidated U.S. Federal income tax returns which include all of its U.S. subsidiaries and separate Canadian federal income tax returns for each Canadian subsidiary. Deferred income taxes are provided when certain revenues and expenses are reported in periods which are different for financial reporting purposes than for income tax reporting purposes.

         Deferred tax liabilities and assets are recorded based on the enacted income tax rates which are expected to be in effect in the periods in which the deferred tax liability or asset is expected to be settled or realized. A change in the tax laws or rates results in adjustments to the deferred tax liabilities and assets. The effect of such adjustments is included in income in the period in which the tax laws or rates are changed.

FOREIGN CURRENCY TRANSLATION

         The financial position and results of operations of the Company's Canadian subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of operations denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. The resulting translation gains and losses are charged directly to cumulative translation adjustment, a component of shareholders' equity, and are not included in net income until realized through sale or liquidation of the investment.

CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS AND MAJOR CUSTOMERS

         The Company regularly grants trade credit to all of its customers. In addition, the Company grants trade credit to other railroads through the routine interchange of traffic. The Company's accounts receivable are well diversified except for a concentration of accounts receivable with some Class I railroads. The Company's management believes these Class I railroads are large, financially strong companies, and thus believe the Company's exposure to credit risk is minimal. Approximately 16% and 20% of the Company's accounts receivable were due from one Class I railroad at December 31, 1998 and 1997, respectively. No other customer individually accounted for more than 10% of the Company's accounts receivable balance at December 31, 1998 or 1997.

                         RAILTEX, INC. AND SUBSIDIARIES

         During 1998, the Company served more than 1,100 customers who shipped and received a wide variety of products. Although most of the Company's railroads have a well-diversified customer base, several have one or two dominant customers. The Company's largest customer in 1998 and 1997 was Canadian National Railways ("CN"), representing 7.0% and 8.1% of operating revenues, respectively. The Company's largest customer in 1996 was Indianapolis Power & Light Company, representing 4.6% of operating revenues.

PRICE RISK MANAGEMENT ACTIVITIES

         The Company historically has hedged certain anticipated transactions. Interest rate swaps and diesel fuel price contracts with third parties are used to hedge interest rates and diesel fuel costs. Hedges of anticipated transactions are accounted for under the deferral method with gains and losses on these transactions recognized in interest expense and operating expenses, as applicable, when the hedged transaction occurs. The Company does not currently hold or issue financial instruments for trading purposes.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this statement should be as of the beginning of an entity's fiscal quarter. Earlier application of this statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after the issuance of this statement. The Company believes the adoption of this statement will not have a material impact on the financial condition or results of operations of the Company.

         In April 1998, the Accounting Standards Executive Committee issued SOP 98-5. SOP 98-5 requires costs associated with start-up activities to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998, although earlier application is encouraged. The Company adopted SOP 98-5 for the year ended December 31, 1998. This adoption resulted in the recognition of a non-recurring charge of approximately $1,703,000 (net of income taxes) entitled, "Cumulative effect of a change in accounting principle (net of income taxes)" in the accompanying consolidated financial statements. Prior to the adoption of SOP 98-5, the Company capitalized the costs associated with start-up activities, including the acquisition of new railroad properties, and amortized those costs over five years. Prospectively, the Company's results of operations will reflect higher costs associated with the acquisition of new railroad properties in the period of acquisition.

         In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits". The Company does not provide post-retirement or post-employment benefits to its employees.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The Company adopted this statement for the year ended December 31, 1998.

                         RAILTEX, INC. AND SUBSIDIARIES

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted this statement for the year ended December 31, 1998 as an integral part of Consolidated Shareholder's Equity, (see Note 16).

         In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for, among other things, the transfer and servicing of financial assets, such as factoring receivables with recourse. This statement is effective for transfers and servicing of financial assets occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. In December 1996, the FASB issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" ("SFAS 127"). SFAS 127 moved the effective date of the provisions under SFAS 125 to some, but not all, transfers and servicing of assets occurring after December 31, 1997. The Company's adoption of this statement did not have an impact on its financial condition or results of operations.

RECLASSIFICATIONS

         Certain reclassifications have been made in the prior period financial statements to conform with the current period presentation.

2. RELATED PARTY TRANSACTIONS

         The Company purchases, in the normal course of business, various parts for locomotives and grade crossing signals from certain subsidiaries of Harmon Industries, Inc., of which the Company's Founder and Chairman Emeritus is a director. Purchases from subsidiaries of Harmon Industries, Inc. for the years ended December 31, 1998, 1997 and 1996 totaled approximately $1,219,000, $462,000 and $586,000, respectively.

              THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.

                         RAILTEX, INC. AND SUBSIDIARIES

3. EARNINGS PER SHARE

         In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which was effective for fiscal years ending after December 15, 1997. As a result, the Company's reported earnings per share for 1996 was restated. Basic earnings per share is determined by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is determined by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Stock options with an exercise price below fair market value for any of the periods presented are considered common stock equivalents.

         The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per share computations (in thousands, except per share amounts).

                                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                                                ------------------------------------
                                                                                                   1998           1997         1996
                                                                                                ----------      -------       ------
NUMERATOR:
   Net income before cumulative effect of a change in accounting principle ...............      $   12,778      $10,624     $9,961

   Cumulative effect of a change in accounting principle (net of income taxes) ...........          (1,703)          --         --
                                                                                                ----------      -------    -------
   Net income ............................................................................      $   11,075      $10,624     $9,961
                                                                                                ==========      =======    =======
DENOMINATOR:
   Weighted average number of basic share of common stock outstanding ....................           9,205        9,153      9,112

   Effect of dilutive stock options ......................................................              46           69        119
                                                                                                ----------      -------    -------
   Weighted average number of diluted shares of common stock outstanding .................           9,251        9,222      9,231
                                                                                                ==========      =======     ======
BASIC EARNINGS PER SHARE:
   Before cumulative effect of a change in accounting principle ..........................      $     1.39      $  1.16     $ 1.09

   Cumulative effect of a change in accounting principle (net of income taxes) ...........           (0.19)          --         --
                                                                                                ----------      -------     ------
   Total .................................................................................      $     1.20      $  1.16     $ 1.09
                                                                                                ==========      =======     ======
DILUTED EARNINGS PER SHARE:
   Before cumulative effect of a change in accounting principle ..........................      $     1.38      $  1.15     $ 1.08

   Cumulative effect of a change in accounting principle (net of income taxes) ...........           (0.18)          --         --
                                                                                                ----------      -------     ------
   Total .................................................................................      $     1.20      $  1.15     $ 1.08
                                                                                                ==========      =======     ======

         The effect of this accounting change on previously reported earnings per share ("EPS") data was as follows:

                                                                           1996

                                                                        --------
   Primary EPS, as reported ................................            $   1.08
   Effect of SFAS 128 ......................................                 .01
                                                                        --------
   Basic EPS, as restated ..................................            $   1.09
                                                                        ========
   Fully diluted EPS, as reported ..........................            $   1.08
   Effect of SFAS 128 ......................................                  --
                                                                        --------
   Diluted EPS, as restated ................................            $   1.08
                                                                        ========

                         RAILTEX, INC. AND SUBSIDIARIES

4. PROPERTY AND EQUIPMENT, NET

         Property and equipment, net consisted of the following (in thousands):

                                                                     DECEMBER 31,
                                                                ----------------------
                                                                   1998         1997
                                                                ---------    ---------
Roadway and structures ......................................   $ 263,541    $ 227,455
Locomotives and other railroad equipment ....................      61,831       55,171
Office furniture and other equipment ........................      13,751       11,487
Equipment and vehicles held under capital leases (see Note 7)       5,730        5,264
Vehicles ....................................................       1,120        1,189
                                                                ---------    ---------
                                                                  345,973      300,566

Less accumulated depreciation and amortization ..............     (54,194)     (41,122)
                                                                ---------    ---------
                                                                $ 291,779    $ 259,444
                                                                =========    =========

5. INVESTMENTS IN BRAZILIAN RAILROAD COMPANIES

         In June 1996, a newly formed wholly-owned subsidiary of the Company, RailTex International Holdings, Inc. ("RIHI"), purchased an investment, totaling approximately Brazilian Reals ("R") 16.0 million (U.S. $16.1 million), in FCA, which was awarded a 30 year concession to operate the 4,400 mile Center Eastern Network of the Brazilian federal railroad. The purchase price of the concession, which was the government's minimum bid price, was approximately R316.9 million (U.S. $318.0 million). The Brazilian government structured the transaction as a 30 year concession with a 20.0% down payment and future lease payments due in quarterly installments after an initial two year grace period.

         In December 1996, RIHI purchased an approximate 6% interest, for approximately R5.4 million (U.S. $5.2 million), in FSA, which was awarded a concession to operate the 4,200 mile Southern Network of the Brazilian federal railroad. The purchase price of the concession was approximately R216.6 million (U.S. $208.0 million). The Brazilian government structured the transaction as a 30 year concession with a down payment consisting of a 20.0% installment and a payment consisting of 100.0% of the difference between the Brazilian government's minimum bid price and the purchase price. The remainder of the purchase price is structured as lease payments due in quarterly installments after an initial two year grace period.

         RIHI's initial investments in FCA and FSA were funded by borrowings under the Company's U.S. Acquisition Facility, as defined in Note 7. In February 1997, RIHI sold 2.8 million shares of preferred stock in FCA for approximately R2.9 million (U.S. $2.8 million), of which it used approximately R1.4 million (U.S. $1.3 million) to fund a portion of the investments in FSA.

         RIHI accounts for the FCA and FSA investments under the cost method of accounting. In the fourth quarter of 1997, the Company recorded a write down of its investments in FCA and FSA totaling approximately $2.1 million before tax and approximately $1.4 million after tax, or $0.15 per basic and diluted share, reflecting the effect of the devaluation in the Brazilian Real.

         The continuing economic uncertainty existing in Brazil has impacted the ability of FCA and FSA to finance short-term capital needs. As a result, during 1998 the Board of Directors of FSA implemented a call for additional capital contributions from existing shareholders. The Company did not participate in the capital call and, as a result, its equity percentage in FSA was diluted. The respective Boards of Directors of FCA and FSA may implement additional capital contribution calls from existing shareholders in the future. The Company may or may not choose to participate in such capital calls. In the event that the Company does not participate, its equity percentage could be further diluted.

                         RAILTEX, INC. AND SUBSIDIARIES

         In November 1998, RIHI signed an agreement to sell a 49.5% interest in its Brazilian railroad investments to Global Environment Fund ("GEF"), a Washington, D.C. based investment fund, for approximately $11.0 million. RIHI will retain the remaining 50.5% interest; however, under the related agreement RIHI can be required to repurchase GEF's shares after five years at a price equal to the lower of 95% of the appraised fair market value or certain collar amounts provided for in the related agreement. The transaction closed on December 31, 1998 and RailTex recorded a gain totaling approximately $2.0 million before tax and approximately $1.3 million after tax, or $0.14 per basic and diluted share, on the transaction. This gain is included within "Other income, net" in the accompanying consolidated statement of income. Proceeds from the transaction were used to reduce amounts outstanding on the Company's senior credit facilities.

         Including the effects of the FSA capital call and the divestiture to GEF, at December 31, 1998 RIHI owned approximately 5.0% and 2.1% of the outstanding stock of FCA and FSA, respectively.

6. SHORT-TERM NOTES PAYABLE

         As of December 31, 1998 and 1997, the Company had outstanding unsecured short term notes payable to insurance companies totaling approximately $215,000 and $384,000, respectively. The notes bear interest at 7.75% and 6.92%, respectively, and are due in monthly installments of principal and interest totaling approximately $37,000 and $67,000 through June 1999 and 1998, respectively. For the years ended December 31, 1998 and 1997, the weighted average interest rate for the short term notes payable was 7.2% and 6.7%, respectively.

                         RAILTEX, INC. AND SUBSIDIARIES

7. LONG-TERM DEBT

         Long-term debt consisted of the following (in thousands):

                                                                                                                DECEMBER 31,
                                                                                                         --------------------------
                                                                                                            1998             1997
                                                                                                         ---------        ---------
  Senior unsecured notes payable to two institutions; interest at 7.44%;
     interest only due semiannually; principal balance payable through six
     annual mandatory prepayments beginning July 2007 ............................................       $  50,000        $  50,000
  Senior unsecured notes payable to four institutions; interest at 7.23%; interest only
     due semiannually; principal balance due September 2005 ......................................          40,000           40,000
  Senior unsecured notes payable to banks (U.S. Acquisition Facility); interest is variable (LIBOR based weighted average interest rate of 6.46% on $18.3 million in borrowings and U.S. prime based interest rate of 7.75% on $0.3 million in borrowings at December 31, 1998; LIBOR based weighted average interest rate of 7.66% at December 31, 1997); interest due monthly;
     principal partially due through quarterly principal  payments through April 2002, with
     remaining balance due April 2002 ............................................................          18,575           11,956
  Senior unsecured notes payable to two institutions; interest at 9.21%; interest only due semiannually; principal balance of $6.5 million and $3.3 million due
    September 2005 and October 2005, respectively ................................................           9,756           10,499
  Senior unsecured subordinated notes; interest at 12.0%; interest only due semiannually;
     principal balance of $2.5 million and $2.5 million due January 2001 and January 2002,
     respectively ................................................................................           5,000            5,000
  Senior unsecured notes payable to banks (U.S. Working Capital  Facility);  interest is variable (LIBOR based weighted average interest rate of 6.375% and 7.85% at
     December 31, 1998 and 1997, respectively); interest only due monthly
     through April 1999, when all borrowings become due ..........................................           2,000            4,000
  Senior unsecured notes payable to banks (Canadian  Working  Capital  Facility);
     interest is variable (90 day Canadian BA rate of 6.145% and 5.25% at
     December 31, 1998 and 1997, respectively; interest only due monthly through
     April 1999, when all borrowings become due ..................................................           1,951              769
  Senior unsecured notes payable to banks (Canadian Acquisition Facility);  interest is variable; interest due monthly; principal partially due through quarterly
     principal payments through April 2002, with remaining balance due April 2002 ................              --               --
  Capital lease obligations; interest at rates ranging from 7.25% to 8.5% at December
     31, 1998; payable in variable monthly installments through September 2000 ...................           3,513            2,890
  Other, primarily due to state agencies; interest at rates ranging from 5.0% to 7.9%
     at December 31, 1998; payable in variable installments through January 2008 .................             755              542
                                                                                                         ---------        ---------
  Total long-term debt ...........................................................................         131,550          125,656
  Less current portion ...........................................................................          (8,568)          (7,763)
                                                                                                         ---------        ---------
  Long-term debt, less current portion ...........................................................       $ 122,982        $ 117,893
                                                                                                         =========        =========

   At December 31, 1998, the Company had a $300,000 letter of credit ("LOC") outstanding under its U.S. Working Capital Facility, as defined below. This LOC collateralizes a loan under a state program to encourage railroad capital improvement projects.

                         RAILTEX, INC. AND SUBSIDIARIES

         In July 1997, the Company completed a $50.0 million private placement of senior unsecured notes with two institutions. The proceeds were used to reduce outstanding bank debt under the U.S. Acquisition Facility, as defined below.

         In May 1996, the Company entered into a U.S. credit agreement consisting of a $10.0 million U.S. working capital facility ("U.S. Working Capital Facility") and a $75.0 million U.S. acquisition facility ("U.S. Acquisition Facility"). In September 1998, the terms of the credit agreement were amended to increase the U.S. Working Capital Facility to $15.0 million and decrease the U.S. Acquisition Facility to $70.0 million. The Company may borrow under the U.S. Working Capital Facility to provide working capital and may borrow under the U.S. Acquisition Facility to finance acquisitions of property and equipment which meet criteria as defined in the related credit agreement. The facilities expire on April 30, 1999. Interest is payable monthly under the U.S. Working Capital Facility until April 30, 1999, when all borrowings become due. Interest only is payable monthly on new borrowings under the U.S. Acquisition Facility until April 30 of each year, when all such borrowings are rolled into a term note. Term notes are amortized over a six year period; however, all borrowings are due not later than April 30, 2002. Both the U.S. Working Capital Facility and U.S. Acquisition Facility bear interest based on stated borrowing margins, as defined in the related credit agreement, over the London Interbank Offered Rate ("LIBOR") or at the U.S. prime rate. The borrowing margins are based on a matrix dependent upon the Company's funded debt to EBITDA ratio and are adjusted quarterly. At December 31, 1998, availability under the U.S. Working Capital Facility and U.S. Acquisition Facility was approximately $12.7 million and $51.4 million, respectively. The unused portion of these facilities is subject to a 0.25% commitment fee.

         In June 1996, a wholly-owned subsidiary of the Company, RailTex Canada, Inc. ("RCI") entered into a Canadian credit agreement consisting of a CDN $5.0 million Canadian working capital facility ("Canadian Working Capital Facility") and a CDN $25.0 million Canadian acquisition facility ("Canadian Acquisition Facility"). The Canadian credit agreements contain terms and conditions similar to the U.S. agreements and expire April 30, 1999. The Canadian facilities bear interest based on stated borrowing margins, as defined in the related credit agreements, over the Canadian bankers acceptance rate ("BA Rate") or at the Canadian prime rate. The borrowing margins are based on a matrix dependent upon the Company's funded debt to EBITDA and are adjusted quarterly. RailTex, Inc., the parent company, is a guarantor of the Canadian credit facilities. At December 31, 1998, availability under the Canadian Working Capital Facility was approximately CDN $2.0 million (U.S. $1.3 million). There were no borrowings under the Canadian Acquisition Facility at December 31, 1998. The unused portion of these facilities is subject to a 0.25% commitment fee.

         The Company believes that the U.S. Working Capital Facility, U.S. Acquisition Facility, Canadian Working Capital Facility and Canadian Acquisition Facility will be renewed and extended upon their expiration in April 1999.

         Covenants contained in the agreements evidencing the Company's senior bank, senior unsecured and senior subordinated debt prohibit the Company from paying dividends on its capital stock and limit its ability to incur additional indebtedness, create liens on its assets, make capital expenditures and repurchase shares of its capital stock or any outstanding options or other rights to acquire capital stock of the Company. The Company is also limited in its ability to make loans, investments or guarantees. Additionally, the Company is required to maintain a minimum tangible net worth and certain ratios of leverage and cash flow to debt service. At December 31, 1998, the Company was in compliance with all covenants.

                         RAILTEX, INC. AND SUBSIDIARIES

         Maturities of long-term debt were as follows (in thousands):

                  FOR THE YEARS ENDED DECEMBER 31,
                  --------------------------------

                    1999 ...........................    $  8,568
                    2000 ...........................       4,642
                    2001 ...........................       6,981
                    2002 ...........................       6,668
                    2003 ...........................       4,553
                    Thereafter .....................     100,138
                                                        --------
                          Total ....................    $131,550
                                                        ========

8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         At December 31, 1998, the Company had entered into two commodity collar transactions to hedge market risks of diesel fuel prices. The first collar was effective April 1, 1998 and terminates March 31, 1999 and represents notional amounts totaling 225,000 gallons per month with a cap price of $0.5600 per gallon and a floor price of $0.4375 per gallon. This transaction hedges approximately 18% of the Company's estimated monthly diesel fuel consumption. The second collar is effective July 1, 1998 and terminates June 30, 1999 and represents notional amounts totaling 225,000 gallons per month with a cap price of $0.5600 per gallon and a floor price of $0.4490 per gallon. This transaction hedges approximately 18% of the Company's estimated monthly diesel fuel consumption. The Company realizes any gains or losses resulting from fuel price fluctuations and related collar transactions each period. There is no carrying value recorded on the balance sheet from the collar transactions.

         In February 1999, the Company entered into two additional contracts to hedge its market risk from diesel fuel prices. The first consists of three monthly swap agreements which fix the price of 725,000 gallons of diesel fuel in April, May and June 1999 at $0.3215, $0.3280 and $0.3375 per gallon, respectively. The second is a cap which fixes the price of 725,000 gallons of diesel fuel per month for the period July 1999 to June 2000 at $0.4500 per gallon. The cost of the cap was approximately $209,000, which will be amortized over the period covered by the cap. These transactions hedge approximately 57% of the Company's estimated monthly diesel fuel consumption.

         At December 31, 1998 and 1997, the Company had not entered into any interest rate swaps contracts. In December 1997, the Company terminated a Canadian dollar based interest rate swap agreement scheduled to expire in 1999 by paying approximately CDN $420,000 (U.S. $303,000).

9. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

         Current assets and current liabilities: The carrying value approximates fair value due to the short maturity of these items.

         Accrued interest payable: The carrying amount approximates fair value as the majority of interest payments are made monthly or semiannually.

         Long-term investment: The carrying value approximates fair value based on discounted cash flows.

                         RAILTEX, INC. AND SUBSIDIARIES

         Long-term debt, senior subordinated debt and senior notes payable: The fair value of the Company's long-term debt, senior subordinated debt and senior notes payable is based on secondary market indicators. Since the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rates, credit rating, collateral, amortization schedule and liquidity. The carrying amount approximates fair value.

         Commodity collar transactions: The fair value of commodity collar transactions is the amount at which they could be settled, based on estimates obtained from dealers. The unrealized loss on the commodity collar transactions at December 31, 1998 and 1997 was approximately $249,000 and $76,000, respectively.

10. EMPLOYEE BENEFITS

STOCK OPTIONS

         In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), was issued. FAS 123 defines a fair value based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period of the award, which is usually the vesting period. However, FAS 123 also allows entities to continue to measure compensation costs for employee stock compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company adopted FAS 123 effective January 1, 1996, and has elected to remain with the accounting prescribed by APB 25. The Company has made the required disclosures prescribed by FAS 123.

         The Company grants non-qualified stock options to outside Directors and key employees of the Company. In September 1993, the Board of Directors and shareholders of the Company approved an equity incentive plan ("1993 Plan"). In June 1996, the 1993 Plan was amended to (i) increase the maximum number of shares of Common Stock issuable under the 1993 Plan from 750,000 to 1,250,000, without reduction for the number of shares issued upon exercise of options granted outside of the 1993 Plan; (ii) extend the exercise period for Outside Director's Options from two to ten years and increase the number of shares which may be purchased under Outside Director's Options from 2,000 to 3,000; (iii) specify 1,250,000 shares as the maximum number of shares issuable under the 1993 Plan to any employee in any year; (iv) permit the 1993 Plan administrator to specify shorter vesting periods for non-qualified options; and (v) clarify that cashless exercises of stock rights are permitted under the 1993 Plan.

         Under the Company's stock option plan, options have been granted to outside directors and certain key employees of the Company at prices equal to or more than the fair market value of the Company's stock on the date of grant and expire 10 years from the date of grant. Stock options granted to outside directors are exercisable immediately and stock options granted to key employees vest at a rate of 20% per year, unless specified otherwise.

                         RAILTEX, INC. AND SUBSIDIARIES

         A summary of the status of the Company's 1993 Plan, as amended, for the years ended December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:

                                                                                        DECEMBER 31,
                                                              ------------------------------------------------------------------
                                                                      1998                  1997                    1996
                                                              --------------------   --------------------    -------------------
                                                                          WEIGHTED               WEIGHTED                WEIGHTED
                                                                          AVERAGE                 AVERAGE                AVERAGE
                                                                          EXERCISE               EXERCISE                EXERCISE
                                                               SHARES      PRICE      SHARES       PRICE     SHARES      PRICE
                                                              --------    --------   --------    --------   --------     --------
Outstanding, beginning of the year ........................    581,783    $  18.07    743,954    $  19.00    399,792     $ 13.94
Granted ...................................................    710,216       13.42    188,973       19.31    455,750       24.08
Exercised .................................................    (33,039)       7.49    (58,667)       4.71    (13,684)       7.92
Forfeited .................................................   (404,346)      20.22   (292,477)      23.93    (97,904)      23.51
                                                              --------               --------               --------
Outstanding, end of year ..................................    854,614       13.60    581,783       18.07    743,954       19.00
                                                              ========               ========               ========
Options exercisable end of year ...........................    194,654    $  13.33    245,940    $  13.50    222,918     $  8.95
                                                              ========    ========   ========    ========   ========     =======

Weighted average fair value of options granted during
  year ....................................................               $   8.41               $  12.66                $ 15.64
                                                                          ========               ========                =======

         The following table summarizes the information about the 1993 Plan options outstanding at December 31, 1998:

                                           OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                    ------------------------------------   ----------------------
                                                    WEIGHTED
                                                    AVERAGE     WEIGHTED                 WEIGHTED
                                                   REMAINING    AVERAGE                  AVERAGE
                                       NUMBER     CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE                      OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
--------------                      -----------   -----------   --------   -----------   --------
 $ 3.74 - 8.80 ..................       114,243          2.44   $   5.93       114,243   $   5.93
 $11.94 - 18.50 .................       661,214          9.67      13.37        19,040      15.20
 $24.25 - 27.75 .................        79,157          6.49      26.56        61,371      26.53
                                    -----------                            -----------
                                        854,614          8.41   $  13.60       194,654   $  13.33
                                    ===========                            ===========

         In November 1998, the Board of Directors of the Company granted employee stock options to its current employee option holders other than its then Chairman of the Board and its Chief Executive Officer at an exercise price of $11.9375 per share, the then current market value of the Company's common stock. The options vest over five years in accordance with the Company's 1993 Plan, as amended. In order to obtain the newly granted stock options the employees were required to tender all previously granted employee options for cancellation. As to any employee, the amount of shares included under the new options were reduced from the number of shares covered by the canceled options by the same percentage as the new option exercise price was less than the canceled option exercise price. The reduction in the number of options outstanding and the reduced exercise price is reflected in the tables above.

         Because the Company has elected to remain with the accounting prescribed by APB 25, no compensation cost has been recognized for its 1993 Plan. Had compensation cost for the Company's stock-based compensation plans been determined on the fair value of the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income, earnings per basic share and earnings per diluted share would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):

                         RAILTEX, INC. AND SUBSIDIARIES

                                      FOR THE YEARS ENDED DECEMBER 31,
                                 ------------------------------------------
                                    1998            1997            1996
                                 ----------      ----------      ----------
Net income:
      As reported ............   $   11,075      $   10,624      $    9,961
      Pro forma ..............   $    9,362      $    9,289      $    8,173

Basic earnings per share:
      As reported ............   $     1.20      $     1.16      $     1.09
      Pro forma ..............   $     1.02      $     1.01      $     0.90

Diluted earnings per share:
      As reported ............   $     1.20      $     1.15      $     1.08
      Pro forma ..............   $     1.01      $     1.01      $     0.89

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively:

         Dividend yield of 0.0% for all years; expected volatility of 42.0%, 42.2% and 42.5%; risk-free interest rates of 5.6%, 6.5% and 6.1%; and expected lives of 10, 10, and 8.4 years.

         In 1998, the Company, under the 1993 Plan, granted 80,000 restricted shares in the form of the Company's common stock to key executives. Of the 80,000 restricted shares awarded in 1998, 30,000 vest ratably over three years and 50,000 vest ratably over five years. The restricted shares will also vest in the event of a change in control or termination, not for cause. The unvested portion of the restricted shares forfeit if the key executive is terminated for cause during the restriction period. The awards were recorded at the fair market value of the Company's common stock on the date of grant as deferred compensation and will be amortized over the restriction period. For the year ended December 31, 1998, the Company recorded compensation expense of approximately $50,000.

EMPLOYEE BONUS PROGRAM

         The Company has various performance-based, cash incentive compensation programs which include all employees. Total cash incentive compensation of approximately $3,591,000, $3,081,000 and $2,350,000 was awarded under the various incentive compensation programs in 1998, 1997 and 1996, respectively.

         In addition, headquarters' senior management, railroad general managers and executive management are also awarded, through the 1993 Plan, stock options and performance shares on an annual basis. Employees must be employed by the Company at the end of three years from the date of the award to receive the performance shares. During the three year period, the number of shares to be awarded can increase by a maximum of 200.0% or decrease to zero as determined by the Company's total shareholder return as compared to benchmarks, as defined in the plan. As of December 31, 1998, a total of 20,457 performance shares were outstanding for potential future distribution in the year 2001. At December 31, 1998, the Company had not recorded any compensation expense related to the performance shares. In addition to stock options and performance shares, certain key executives were also awarded restricted shares in the form of the Company's common stock as discussed above.

                         RAILTEX, INC. AND SUBSIDIARIES

RETIREMENT PLANS

         The Company has a 401(k) profit sharing plan ("401(k) Plan") for all eligible employees of the Company, as defined in the 401(k) Plan document. The 401(k) Plan qualifies under Section 401(k) of the Internal Revenue Code as a salary reduction plan. Employees may elect to contribute a certain percentage of their salary on a before-tax basis. Employees are immediately fully vested in their contributions and begin vesting in employer contributions after one year of service, as defined in the 401(k) Plan document. The 401(k) Plan is a defined contribution plan with employer contributions made solely at the discretion of the Board of Directors.

         Effective July 1, 1995, the 401(k) Plan was amended to provide for a Company matching contribution for certain employees of RailTex, Inc., the parent company, who are not covered under the Railroad Retirement and Railroad Unemployment Insurance Acts ("The Retirement Acts"). The Company matches employee contributions, for these employees, at the rate of 200.0% on employee contributions up to 5.0% of eligible compensation. Employees begin vesting in the employer matching contributions after one year of service. Company matching contributions to the 401(k) Plan totaled approximately $314,000, $230,000 and $134,000 in 1998, 1997 and 1996, respectively.

EMPLOYEE OPEN MARKET STOCK PURCHASE PLAN

         The Company has an Employee Open Market Stock Purchase Plan ("Stock Purchase Plan"). The purpose of the Stock Purchase Plan is to allow employees of the Company to participate in the Company's future. The Stock Purchase Plan is a payroll deduction plan which permits employees who meet specified length of service requirements to purchase shares, on an after-tax basis, of the Company's common stock on the open market at prevailing market prices. The Company pays the brokerage commissions on all purchases and incurs the administrative expenses associated with the Stock Purchase Plan. Stock Purchase Plan expenses in 1998, 1997 and 1996 were not material.

EXECUTIVE DEFERRED COMPENSATION

         During 1995, the Company implemented an Executive Deferred Compensation Plan wherein certain key employees are provided with life insurance protection in an amount sufficient to provide supplemental income, based upon a percentage of the employee's base salary, at retirement.

         The Executive Deferred Compensation Plan is funded through the purchase of split-dollar life insurance contracts. Upon death or retirement, the participant or the participant's estate must reimburse the Company for all policy premiums paid. Also, should employment terminate prior to death or retirement, the participant may forfeit, at the discretion of the Compensation Committee, any future rights in the insurance policy. Premiums paid under this Plan for 1998, 1997 and 1996 were approximately $407,000, $311,000 and $309,000, respectively. The combined cash surrender value of these policies was approximately $859,000 and $468,000 at December 31, 1998 and 1997, respectively.

POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

         The Company does not provide post-retirement or post-employment benefits to its employees.

                         RAILTEX, INC. AND SUBSIDIARIES

11. INCOME TAXES

         Income tax expense consisted of the following (in thousands):

                                                          FOR THE YEARS ENDED
                                                              DECEMBER 31,
                                                      --------------------------
                                                       1998       1997     1996
                                                      -------    ------   ------
United States:
   Federal--
      Current .....................................   $ 1,486    $2,358   $1,702
      Deferred ....................................     4,672     1,837    2,941
                                                      -------    ------   ------
                                                        6,158     4,195    4,643
                                                      -------    ------   ------
   State--
      Current .....................................      (180)      965      771
      Deferred ....................................       970        36      140
                                                      -------    ------   ------
                                                          790     1,001      911
                                                      -------    ------   ------
Foreign:
      Current .....................................       635       543      811
      Deferred ....................................       270       309      343
                                                      -------    ------   ------
                                                          905       852    1,154
                                                      -------    ------   ------
                                                      $ 7,853    $6,048   $6,708
Tax effect of change in accounting principle ......    (1,044)       --       --
                                                      -------    ------   ------
                                                      $ 6,809    $6,048   $6,708
                                                      =======    ======   ======

         The following summarizes the estimated tax effect of significant cumulative temporary differences that are included in the net deferred income tax liability (in thousands):

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1998        1997
                                                                           --------    --------
      Differences in depreciation and amortization .....................   $ 33,009    $ 22,462
      Accruals and reserves not deducted for tax purposes until paid
         or realized ...................................................     (1,333)     (2,566)
      Federal benefit of state taxes ...................................       (890)       (379)
      Charitable contribution carryforward .............................     (1,291)     (1,206)
      AMT credit carryforward ..........................................       (993)         --
      Valuation allowance ..............................................         --         450
      Other items, net .................................................       (114)        (17)
                                                                           --------    --------
           Net deferred tax liability ..................................   $ 28,388    $ 18,744
                                                                           ========    ========

         There were no valuation allowances against deferred tax assets at December 31, 1998. However, the Company had recorded a valuation allowance of $450,000 against its charitable contribution carryforward at December 31, 1997, that was fully reversed in 1998.

                         RAILTEX, INC. AND SUBSIDIARIES

         The reconciliation of the U.S. statutory tax rate to the effective income tax rate follows:

                                                                   FOR THE YEARS
                                                                 ENDED DECEMBER 31,
                                                            ----------------------------
                                                             1998       1997       1996
                                                            ------     ------     ------
United States statutory rate ............................     35.0%      35.0%      34.3%
Effect of foreign operations ............................      1.0        1.3        0.9
State income taxes, net of federal income tax benefit ...      4.8        5.0        5.0
Contribution for tax purposes, net of valuation allowance       --       (5.0)        --
Reversal of valuation allowance .........................     (2.5)        --         --
Other, net ..............................................     (0.2)        --         --
                                                            ------     ------     ------
                                                              38.1%      36.3%      40.2%
                                                            ======     ======     ======

12. LEASES

         Operating lease expense for the years ended December 31, 1998, 1997 and 1996 totaled approximately $7,550,000, $6,080,000 and $4,929,000, respectively.

         The minimum future lease payments for equipment and facilities under non-cancelable leases are as follows (in thousands):

                                                             OPERATING   CAPITAL
   FOR THE YEARS ENDED DECEMBER 31,                            LEASES    LEASES
   --------------------------------                          ---------   -------

   1999 ..................................................   $   5,034   $ 1,390
   2000 ..................................................       4,170     1,073
   2001 ..................................................       2,844       885
   2002 ..................................................       2,673       519
   2003 ..................................................       2,557       150
   Thereafter ............................................      10,141        --
                                                             ---------   -------
   Total minimum payments ................................   $  27,419     4,017
                                                             =========   =======
     Less amount representing interest at rates ranging
       from 7.25% to 8.5% ................................          --       504
                                                             ---------   -------
     Present value of minimum lease payments .............          --   $ 3,513
                                                             =========   =======

         The Company has entered into various lease agreements covering certain of its railroad properties. For railroad properties it leases, the Company ordinarily assumes all operating and financial responsibilities, including maintenance, payment of property taxes and regulatory compliance, upon commencement date. Lease payments on three railroad properties leased from one major railroad are structured to ensure that the Company interchanges an agreed-upon percentage of outbound carloads with the lessor railroad. Under these leases, no payments to the lessor are required as long as a minimum percentage of traffic volume is interchanged with the lessor; therefore, the Company controls, to some extent, the amounts which may be payable under these leases. If the minimum percentage of traffic volume interchanged with the lessor is not met, the amounts which may be payable under these leases could be significant and have an adverse effect on the Company. These leases are subject to an initial 20 year term with one or more renewal terms at the Company's option. In addition, lease payments on five properties leased from two other major railroads are subject to reduction from the base rate, down to zero, depending upon the level of traffic interchanged with the lessors. The maximum aggregate annual base rate lease payments under these leases is approximately $1.7 million. These leases have initial lease terms of 5 to 20 years and leases on four of the five properties include purchase options which may be exercised by the Company after one to three years of operation. To date, no payments have been required under any of the Company's railroad property leases. Therefore, the above table does not include any rentals pertaining to the Company's railroad property leases.

                         RAILTEX, INC. AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENCIES

         The Company has added railroad properties to its portfolio through the purchase of track and roadbed, lease of such assets and contracts to operate such assets under management agreements. These arrangements typically relate only to the physical assets of the railroad property and, except for the purchases of Central Properties, Inc. ("CPI") and Indiana & Ohio Rail Corp. ("IORC") (See Note 15), which were structured as acquisitions of stock, the Company typically does not contractually assume any of the operations or liabilities of the divesting carriers.

         Rail properties operated by the Company under management agreements typically have initial ten year terms followed by either a purchase option or one or more renewal terms at the Company's option. These operating contracts typically require that the Company assume all operating and financial responsibilities for freight operations on the property, including maintenance, payment of property taxes and regulatory compliance. Payments by the Company for the right to conduct rail operations on these properties are typically calculated as a percentage of revenues from the respective properties.

         In August 1995, the Company entered into a ten year Information Technology Services Agreement ("ITS Agreement") with Electronic Data Systems Corporation ("EDS"). Under the ITS Agreement, EDS is responsible for the management information systems of the Company, including developing, obtaining licenses for and maintaining new software for the Company, coordinating the acquisition and maintenance of computers and related equipment and coordinating the maintenance of the Company's existing software. The Company currently pays EDS $1.8 million annually which is subject to annual escalation based on the Consumer Price Index. The ITS Agreement is subject to earlier termination under certain limited conditions.

         In October 1998, the Utah Transit Authority ("UTA") asserted a claim for contribution against one of the Company's railroads under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") relating to certain pollution existing at one of UTA's rail yards over which the Company has an operating easement. The Company believes it is not a potentially responsible party under CERCLA and believes it is contractually indemnified against such claim. The amount of contribution being sought by the UTA is unknown at this time.

         Under certain limited circumstances, two of the Company's railroads may be repurchased by the selling carrier for their original purchase prices. It is management's opinion that the likelihood of these properties being repurchased is remote.

         In December 1996, a corporation filed a construction lien against one of the Company's railroads in the amount of approximately $600,000. The alleged basis for the construction lien is the provision by the plaintiff of labor and materials to the Company's railroad in connection with a train derailment in August 1996, which derailment the Company believes was caused primarily by the plaintiff. In March 1997, the Company filed a complaint in Federal Court for approximately $700,000 incurred by the Company in connection with such derailment and the plaintiff's State claim was combined in the Federal litigation. The Company is vigorously pursuing its claim and defending the plaintiff's claim. Trial was originally scheduled for December 1998, but was rescheduled to July 1999. The Company is unable to predict the outcome of the trial; however, the Company believes it is adequately reserved to cover any losses it may incur in connection with this matter. In addition, any loss in excess of the Company's self-insured retention of $500,000 will be covered by its insurance.

                         RAILTEX, INC. AND SUBSIDIARIES

         The Company maintains insurance to cover costs associated with personal injury, including death, and property damage, including derailments. The Company's liability policies, which include third party property damage, are currently subject to a self-insured retention of $500,000 per occurrence. With respect to its transportation of hazardous commodities, the Company's liability policies cover sudden releases of hazardous materials, including expenses related to evacuation. Personal injuries associated with grade crossing accidents and damage to property of shippers are also covered under the Company's liability policies. The Company's property damage policies, which cover owned/leased property, are currently subject to a self-insured retention of $100,000 per occurrence.

         The Company's railroad employees are covered by the Federal Employers' Liability Act ("FELA"), a fault-based system under which injuries and deaths of railroad employees are settled by negotiation or litigation based on the comparative negligence of the employee and the employer. FELA-related claims are covered under the Company's liability insurance policies.

         The Company is currently subject to a number of claims and legal actions that arose in the ordinary course of business, including FELA claims by its employees and personal injury claims (including wrongful death claims) by third parties. The Company believes these claims, taking into account reserves and applicable insurance, will not have a material adverse effect on the Company. However, adverse judgments in these claims, individually or in the aggregate, in excess of related reserves and applicable insurance, could have a materially adverse effect on the Company's financial condition and results of its operations.


14. ACQUISITIONS

         In November 1998, a wholly-owned subsidiary of the Company, Goderich-Exeter Railway ("GEXR") commenced operations on the Guelph Line under a lease arrangement with CN. The Guelph Line is a 99 mile rail line that operates between Silver and London, Ontario and connects with the GEXR at Stratford, Ontario.

                         RAILTEX, INC. AND SUBSIDIARIES

         In September 1998, the Company acquired approximately 10 miles of track in two separate five mile sections from the Burlington Northern and Santa Fe Railway ("BNSF") for approximately $810,000. One section is in Carthage, Missouri and the other is in Joplin, Missouri. Both sections are being operated as part of the Company's Missouri & Northern Arkansas Railroad ("MNAR"). This acquisition was funded through borrowings under the Company's U.S. Acquisition Facility and was accounted for as a purchase of assets.

         In June 1998, the Company acquired 100% of the outstanding stock of CPI. The stock was originally held in a voting trust pending Surface Transportation Board ("STB") approval, which was received effective July 1998. CPI was a privately held company which owned 100% of the stock of two railroads in Ohio and Indiana. The Central Railroad of Indianapolis ("CERA") operates almost 92 miles of rail line in north central Indiana under lease and trackage rights arrangements. The Central Railroad of Indiana ("CIND") owns and operates 81 miles of rail line between Cincinnati, Ohio and Shelbyville, Indiana. The purchase price was approximately $14.3 million including an approximately $14.0 million cash payment and the assumption of approximately $266,000 of long-term debt. The Company began actively operating the two railroads in August 1998. This acquisition was funded by borrowings under the Company's U.S. Acquisition Facility and was accounted for using the purchase method of accounting.

         The following unaudited pro forma results of operations for the years ended December 31, 1998 and 1997, assumes the acquisition of the CPI occured as of the beginning of the respective periods (in thousands, except per share amounts).

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                -------------------------------
                                                   1998                 1997
                                                -----------         -----------
                                                          (Unaudited)
Operating revenues .......................      $   163,953         $   155,790
                                                ===========         ===========
Net income ...............................      $    10,214         $    11,716
                                                ===========         ===========
Basic earnings per share .................      $      1.11         $      1.28
                                                ===========         ===========
Diluted earnings per share ...............      $      1.10         $      1.27
                                                ===========         ===========


         These pro forma results have been prepared for comparative purposes only and include certain adjustments such as depreciation expense as a result of a step-up in the basis of fixed assets and an adjustment of depreciable lives, additional amortization expense as a result of organization costs and increased interest expense on acquisition debt. The unaudited pro forma information is not necessarily indicative of the results that would have occurred had such transactions actually taken place at the beginning of the periods specified, nor does such information purport to project the results of operations for any future date or period.

         In February 1997, a wholly-owned subsidiary of the Indiana & Ohio Rail Corp., Indiana & Ohio Railway Company ("IORY"), purchased substantially all of the assets of the former DTI from the Grand Trunk Western Railroad, Inc., a subsidiary of Canadian National Railways ("CN"). IORY acquired 146 miles of track for approximately $22.0 million and, with trackage rights, operates over 255 miles of track between Detroit, Michigan and Cincinnati, Ohio. IORY committed to return the former DTI track to Federal Railroad Administration Class IV standards, over a three year period. This rehabilitation project was completed during the year ended December 31, 1998. In addition, up to approximately $5.0 million of the purchase price is subject to reimbursement if certain levels of carloadings are not achieved within a specified time period, as detailed in the purchase and sale agreement. The Company expects to recover approximately $2.1 million plus interest related to this reimbursement agreement during the first quarter of 1999. The DTI acquisition was funded through borrowings under the Company's U.S. Acquisition Facility and was accounted for as a purchase of assets.

                         RAILTEX, INC. AND SUBSIDIARIES

         In December 1996, a wholly-owned subsidiary of the Company, the Pittsburgh Industrial Railroad, Inc. ("PIRR"), purchased from Consolidated Rail Corporation ("Conrail") certain assets consisting of 42 miles of track located in the Pittsburgh metropolitan area. The purchase price was approximately $3.0 million and was funded by borrowings under the Company's U.S. Acquisition Facility. This transaction was accounted for as a purchase of assets.

         In November 1996, a newly formed wholly-owned subsidiary of the Company, the Ontario L'Orignal Railway, Inc. ("OLOR"), purchased from CN certain assets consisting of 26 miles of track in eastern Ontario, Canada. The OLOR was granted rights by CN to operate the property and commenced operations in November 1996. The acquisition closed in December 1996. The purchase price was approximately CDN $1.1 million (U.S. $800,000) and was funded by borrowings under the Company's Canadian Acquisition Facility. This transaction was accounted for as a purchase of assets.

         In September 1996, a newly formed wholly-owned subsidiary of the Company, Connecticut Southern Railroad, Inc. ("CSOR"), purchased from Conrail certain assets including 23 miles of rail segments located in Connecticut and six locomotives. The CSOR was also granted rights to operate over an additional 55 miles of track, from just north of New Haven, Connecticut to Springfield, Massachusetts, under a freight operating agreement with Amtrak. The purchase price, approximately $3.5 million, was funded by borrowings under the Company's U.S. Acquisition Facility. This transaction was accounted for as a purchase of assets.

         In June 1996, the Company acquired 100% of the outstanding stock of the Indiana & Ohio Rail Corp. ("INOH"), an existing short line railroad headquartered in Cincinnati, Ohio. Through its subsidiaries, the INOH operates ten line segments totaling 230 miles of track in southwestern Ohio and southeastern Indiana. The purchase price was approximately $12.4 million including an approximate $8.9 million cash payment and the assumption of approximately $3.5 million of long-term debt, of which approximately $2.1 million was paid down after completion of the acquisition. This acquisition was funded by borrowings under the Company's U.S. Acquisition Facility and was accounted for using the purchase method of accounting.

         The following unaudited pro forma results of operations for the years ended December 31, 1996 and 1995, assumes the acquisition of the INOH occurred as of the beginning of the respective periods (in thousands, except per share amounts).

                                               FOR THE YEARS ENDED DECEMBER 31,
                                              -------------------------------
                                                  1996               1995
                                              -----------         -----------
                                                        (Unaudited)

Operating revenues .....................      $   123,848         $   115,034
                                              ===========         ===========
Net income .............................      $     9,828         $     7,253
                                              ===========         ===========
Basic earnings per share ...............      $      1.08         $      0.83
                                              ===========         ===========
Diluted earnings per share .............      $      1.06         $      0.82
                                              ===========         ===========

         These pro forma results have been prepared for comparative purposes only and include certain adjustments such as depreciation expense as a result of a step-up in the basis of fixed assets and an adjustment of depreciable lives, additional amortization expense as a result of organization costs and increased interest expense on acquisition debt. The unaudited pro forma information is not necessarily indicative of the results that would have occurred had such transactions actually taken place at the beginning of the periods specified, nor does such information purport to project the results of operations for any future date or period.

                         RAILTEX, INC. AND SUBSIDIARIES

15. COMPREHENSIVE INCOME

         During 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive Income is defined as the total of net income and all other changes in equity of an enterprise that result from transactions and other economic events of a reporting period other than transactions with owners. The Company has chosen to disclose comprehensive income in the Consolidated Statements of Shareholders' Equity. For purposes of SFAS 130, the Company's other comprehensive income or loss was comprised of net currency translation adjustments. Paragraph 9(f) of Statement 109 "prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that under FASB Statement No. 52, `Foreign Currency Translation,' are remeasured from the local currency into the functional currency using historical rates". Therefore, other comprehensive income is not being shown net of tax.

16. SEGMENT INFORMATION

         During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes new standards for reporting information about operating segments in annual and interim financial statements, requiring that public business enterprises report financial and descriptive information about its reportable segments based on a management approach. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. In applying the requirements of this statement, each of the Company's geographic areas described below were determined to be an operating segment as defined by the statement, but have been aggregated as allowed by the statement for reporting purposes. As a result, the Company continues to have one reportable segment, which is the operation of shortline railroads.

         The following table presents information about the Company by geographic area (in thousands).

                                         FOR THE YEARS ENDED DECEMBER 31,
                                   ------------------------------------------
                                     1998            1997              1996
                                   --------        ---------         --------
   Total Revenues:
      United States ..........     $146,358        $ 134,496         $105,971
      Canada .................       13,841           13,855           14,230
      Other foreign ..........          821              440              905
                                   --------        ---------         --------
           Total .............     $161,020        $ 148,791         $121,106
                                   ========        =========         ========
   Operating Income:
      United States ..........     $ 23,463        $  19,225         $ 16,985
      Canada .................        3,307            3,906            4,243
      Other foreign ..........          882             (130)             813
                                   --------        ---------         --------
           Total .............     $ 27,652        $  23,001         $ 22,041
                                   ========        =========         ========
   Assets:
      United States ..........     $280,717        $ 244,034         $194,330
      Canada .................       18,855           19,293           19,587
      Other foreign ..........       20,133           18,367           21,790
                                   --------        ---------         --------
           Total .............     $319,705        $ 281,694         $235,707
                                   ========        =========         ========

         During 1998, the Company served more than 1,100 customers who shipped and received a wide variety of products. Although most of the Company's railroads have a well-diversified customer base, several have one or two dominant customers. The Company's largest customer in 1998 and 1997 was Canadian National Railways ("CN"), representing 7.0% and 8.1% of operating revenues, respectively. The Company's largest customer in 1996 was Indianapolis Power & Light Company, representing 4.6% of operating revenues.

                         RAILTEX, INC. AND SUBSIDIARIES

17. SUBSEQUENT EVENTS

         On January 13, 1999, the Brazilian government began to allow the Brazilian currency (Real) to trade freely against the U.S. dollar. As of March 1, 1999, the Real had devalued approximately 43% versus the U.S. dollar. As a result of the devaluation, the Company may establish a non-cash reserve against the value of its Brazilian investments at the end of the first quarter of 1999. The Company will determine the amount of the reserve based upon a review of the Brazilian railroad operations and of the devaluation of the Real. This reserve could adversely affect the Company's financial position and the results of its operations.

         In January 1999, a wholly-owned subsidiary of the Company, the Dallas, Garland and Northeastern Railroad ("DGNO") commenced operations on 89 miles of rail line north of Dallas, Texas ("North Dallas Lines") under a lease arrangement with Union Pacific Railroad. The North Dallas Lines connect to and will be operated as part of the DGNO.

                         RAILTEX, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                            FOR THE THREE MONTHS           FOR THE NINE MONTHS
                                                                             ENDED SEPTEMBER 30,           ENDED SEPTEMBER 30,
                                                                          ------------------------      ------------------------
                                                                             1999         1998 (1)        1999          1998 (1)
                                                                          ---------      ---------      ---------      ---------
OPERATING REVENUES....................................................     $ 44,125       $ 40,027       $134,449       $117,574

OPERATING EXPENSES:
   Transportation.....................................................       13,910         13,560         44,544         40,775
   General and administrative.........................................        9,943          7,506         26,291         19,979
   Equipment..........................................................        4,442          4,836         14,838         14,040
   Maintenance of way.................................................        4,079          3,465         12,999         12,202
   Depreciation and amortization......................................        4,122          3,703         12,315         10,366
                                                                           --------      ---------      ---------    -----------
      Total operating expenses........................................       36,496         33,070        110,987         97,362
                                                                           --------      ---------      ---------    -----------

OPERATING INCOME......................................................        7,629          6,957         23,462         20,212

INTEREST EXPENSE......................................................       (2,580)        (2,959)        (7,903)        (8,316)

OTHER INCOME..........................................................        1,149          1,033          2,168          1,580
                                                                           --------      ---------      ---------    -----------

INCOME BEFORE INCOME TAXES AND
   CUMULATIVE EFFECT OF A CHANGE
   IN ACCOUNTING PRINCIPLE............................................        6,198          5,031         17,727         13,476

INCOME TAXES..........................................................       (2,505)        (1,998)        (7,173)        (5,178)
                                                                           --------      ---------      ---------    -----------

NET INCOME BEFORE CUMULATIVE EFFECT OF
   A CHANGE IN ACCOUNTING PRINCIPLE...................................     $  3,693      $   3,033      $  10,554      $   8,298

CUMULATIVE EFFECT OF A CHANGE IN
   ACCOUNTING PRINCIPLE (NET OF INCOME TAXES).........................           --             --             --         (1,703)
                                                                           --------      ---------      ---------    -----------


NET INCOME............................................................     $  3,693      $   3,033      $  10,554      $   6,595
                                                                           ========      =========      =========      =========

BASIC EARNINGS PER SHARE:

   BEFORE CUMULATIVE EFFECT OF
      A CHANGE IN ACCOUNTING PRINCIPLE................................    $    0.40     $     0.33      $    1.15     $     0.91

   CUMULATIVE EFFECT OF A CHANGE IN
      ACCOUNTING PRINCIPLE (NET OF INCOME TAXES)......................           --             --             --          (0.19)
                                                                          ---------      ---------      ---------    -----------

   TOTAL..............................................................    $    0.40      $    0.33      $    1.15    $      0.72
                                                                          =========      =========      =========    ===========

WEIGHTED AVERAGE NUMBER OF
   BASIC COMMON SHARES OUTSTANDING....................................        9,216          9,204          9,206          9,188

DILUTED EARNINGS PER SHARE:

   BEFORE CUMULATIVE EFFECT OF
      A CHANGE IN ACCOUNTING PRINCIPLE................................    $    0.39      $    0.33     $     1.13     $     0.89

   CUMULATIVE EFFECT OF A CHANGE IN
      ACCOUNTING PRINCIPLE (NET OF INCOME TAXES)......................           --             --             --          (0.18)
                                                                          ---------      ---------      ---------    -----------

   TOTAL..............................................................    $    0.39      $    0.33     $     1.13     $     0.71
                                                                          =========      =========     ==========     ==========

WEIGHTED AVERAGE NUMBER OF
   DILUTED COMMON SHARES OUTSTANDING..................................        9,385          9,246          9,359          9,239


(1) Restated to reflect adoption of SOP 98-5 as of January 1, 1998.

         The accompanying notes are an integral part of these consolidated financial statements.

                         RAILTEX, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                              SEPTEMBER 30,           DECEMBER 31,
                                                                                                  1999                    1998
                                                                                               -----------            -----------
                                                                                               (UNAUDITED)             (AUDITED)
                               ASSETS

CURRENT ASSETS:
   Cash and cash equivalents.................................................................  $     2,701            $     1,243
   Accounts receivable, less doubtful receivables of $1,350; $844 in 1998....................       34,067                 33,866
   Prepaid expenses and other current assets.................................................        4,839                  4,848
   Deferred tax assets, net..................................................................        1,906                  1,906
                                                                                               -----------            -----------
      Total current assets...................................................................       43,513                 41,863
                                                                                               -----------            -----------

PROPERTY AND EQUIPMENT, less accumulated depreciation of
   $63,753; $54,194 in 1998..................................................................      290,563                291,779
                                                                                                ----------             ----------

OTHER ASSETS:
   Investments in Brazilian railroad companies...............................................       21,090                 19,994
   Other, net................................................................................       13,042                  8,709
                                                                                               -----------            -----------
      Total other assets.....................................................................       34,132                 28,703
                                                                                               -----------            -----------

      Total assets...........................................................................   $  368,208             $  362,345
                                                                                                ==========             ==========

             LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term notes payable..................................................................    $      --            $       215
   Current portion of long-term debt.........................................................        1,068                  8,568
   Accounts payable..........................................................................       20,952                 20,574
   Accrued liabilities.......................................................................       16,391                 17,729
                                                                                               -----------            -----------
      Total current liabilities..............................................................       38,411                 47,086

DEFERRED INCOME TAXES, NET...................................................................       28,832                 30,294

LONG-TERM DEBT, LESS CURRENT PORTION.........................................................      120,528                122,982

OTHER LIABILITIES............................................................................       13,445                  6,835
                                                                                               -----------            -----------

      Total liabilities......................................................................      201,216                207,197
                                                                                                ----------             ----------

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST IN BRAZILIAN INVESTMENT....................................................       11,560                 11,000
                                                                                                ----------             ----------

SHAREHOLDERS' EQUITY:
   Preferred stock; $1.00 par value; 10 million shares authorized;
     no shares  issued or outstanding........................................................           --                     --
   Common stock; $.10 par value; 30 million shares authorized; issued and
     outstanding 9,293,314; 9,273,963 in 1998................................................          930                    927
   Paid-in capital...........................................................................       85,314                 85,115
   Retained earnings.........................................................................       70,532                 59,976
   Deferred compensation.....................................................................         (839)                  (948)
   Accumulated other comprehensive income....................................................         (505)                  (922)
                                                                                                ----------             ----------
      Total shareholders' equity.............................................................      155,432                144,148
                                                                                                ----------             ----------

      Total liabilities and shareholders' equity.............................................   $  368,208             $  362,345
                                                                                                ==========             ==========

        The accompanying notes are an integral part of these consolidated financial statements.

                         RAILTEX, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                                           FOR THE NINE MONTHS
                                                                                                           ENDED SEPTEMBER 30,
                                                                                                        ------------------------
                                                                                                          1999          1998 (1)
                                                                                                        ---------      ---------
OPERATING ACTIVITIES:
   Net income.....................................................................................       $ 10,554       $  6,595
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization...............................................................         12,315         10,366
      Deferred income taxes.......................................................................         (1,549)         3,916
      Amortization of deferred financing costs....................................................            338            291
      Provision for losses on accounts receivable.................................................            471             13
      Gain on sale of assets......................................................................         (2,752)        (1,389)
      Gain on sale of subsidiary..................................................................           (511)            --
      Cumulative effect of a change in accounting principle.......................................             --          2,747
      Other.......................................................................................            148             54
      Changes in working capital:
        Accounts receivable.......................................................................           (672)         4,044
        Prepaid expenses..........................................................................           (248)        (1,665)
        Accounts payable and accrued liabilities..................................................            181        (10,372)
                                                                                                        ---------       --------
      Net cash provided by operating activities...................................................         18,275         14,600
                                                                                                        ---------       --------

INVESTING ACTIVITIES:
   Purchase of investment in Central Properties, Inc..............................................             --        (13,096)
   Purchase of property and equipment.............................................................        (18,403)       (24,701)
   Proceeds from sale of property and equipment...................................................         12,074          1,523
   Proceeds from sale of subsidiary...............................................................            675             --
   Investment in Brazilian railroads..............................................................           (537)            --
   Decrease (increase) in other long-term assets..................................................            712           (582)
                                                                                                        ---------       --------
      Net cash used in investing activities.......................................................         (5,479)       (36,856)
                                                                                                        ---------       --------

FINANCING ACTIVITIES:
   Payments of short-term notes payable, net......................................................           (215)          (247)
   Proceeds from long-term debt...................................................................            272         21,900
   Principal payments on long-term debt...........................................................         (3,227)        (2,566)
   Net (decrease) increase in working capital facility............................................         (7,555)         4,298
   Issuance of common stock pursuant to stock options.............................................             76            247
   Deferred financing costs.......................................................................           (828)            (3)
                                                                                                        ---------       --------
      Net cash (used in) provided by financing activities.........................................        (11,477)        23,629
                                                                                                        ---------       --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH...........................................................            139            (11)
                                                                                                        ---------       --------

NET CHANGE IN CASH AND CASH EQUIVALENTS...........................................................          1,458          1,362

CASH AND CASH EQUIVALENTS, beginning of period....................................................          1,243            570
                                                                                                        ---------       --------

CASH AND CASH EQUIVALENTS, end of period..........................................................      $   2,701       $  1,932
                                                                                                        =========       ========

(1) Restated to reflect adoption of SOP 98-5 as of January 1, 1998.

        The accompanying notes are an integral part of these consolidated financial statements.

                         RAILTEX, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1.   PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

         The interim consolidated financial statements presented herein include the accounts of RailTex, Inc. and its wholly-owned subsidiaries. References to "RailTex" or the "Company" mean RailTex, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. These interim consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). All adjustments have been made to the accompanying interim consolidated financial statements which are, in the opinion of the Company's management, necessary for a fair presentation of the Company's operating results. All adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. It is recommended that these interim consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. The results of operations for any interim period are not necessarily indicative of the results of operations for the entire year. Certain reclassifications have been made in the prior period financial statements to conform with the current period presentation.

2.   RECENTLY ISSUED PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this statement should be as of the beginning of an entity's fiscal quarter. Earlier application of this statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after the issuance of this statement. In June 1999, FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 delays the effective date of SFAS 133 to June 15, 2000. The Company believes the adoption of this statement will not have a material impact on the financial condition or results of operations of the Company.

         In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires costs associated with start-up activities to be expensed as incurred. SOP 98-5 was effective for financial statements for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-5 for the year ended December 31, 1998. This adoption resulted in the recognition of a non-recurring charge of approximately $1,703,000 (net of income taxes) entitled, "Cumulative effect of a change in accounting principle (net of income taxes)" in the accompanying consolidated financial statements. Prior to the adoption of SOP 98-5, the Company capitalized the costs associated with start-up activities, including the acquisition of new railroad properties, and amortized those costs over five years. Prospectively, the Company's results of operations will reflect higher costs associated with the acquisition of new railroad properties in the period of acquisition.

                         RAILTEX, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)

3.   EARNINGS PER SHARE

         The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per share computations (in thousands, except per share amounts).

                                                                           FOR THE THREE MONTHS          FOR THE NINE MONTHS
                                                                            ENDED SEPTEMBER 30,          ENDED SEPTEMBER 30,
                                                                         -------------------------    ------------------------
                                                                            1999            1998        1999            1998
                                                                         ---------        --------    --------        --------
NUMERATOR:
   Net income before cumulative effect of
      a change in accounting principle..................................    $ 3,693         $3,033     $10,554          $8,298

   Cumulative effect of a change in
      accounting principle (net of income taxes)........................         --             --          --          (1,703)
                                                                            -------         ------     -------          ------

   Net income...........................................................    $ 3,693         $3,033     $10,554          $6,595
                                                                            =======         ======     =======          ======

DENOMINATOR:
   Weighted average number of basic shares of
      common stock outstanding..........................................      9,216          9,204       9,206           9,188

EFFECT OF DILUTIVE SECURITIES:
   Stock options........................................................         72             42          62              51
   Restricted stock.....................................................         75             --          75              --
   Performance shares...................................................         22             --          16              --
                                                                            -------         ------     -------          ------
                                                                                169             42         153              51

Weighted average number of diluted shares of
      common stock outstanding..........................................      9,385          9,246       9,359           9,239
                                                                            =======        =======     =======          ======

BASIC EARNINGS PER SHARE:
   Before cumulative effect of
      a change in accounting principle..................................    $  0.40       $   0.33     $  1.15          $ 0.91

   Cumulative effect of a change in
      accounting principle (net of income taxes)........................         --             --          --           (0.19)
                                                                            -------         ------     -------          ------

   Total................................................................    $  0.40        $  0.33     $  1.15          $ 0.72
                                                                            =======        =======     =======          ======

DILUTED EARNINGS PER SHARE:
   Before cumulative effect of
      a change in accounting principle..................................    $  0.39       $   0.33     $  1.13         $  0.89

   Cumulative effect of a change in
      accounting principle (net of income taxes)........................         --             --          --           (0.18)
                                                                            -------         ------     -------          ------

   Total................................................................    $  0.39        $  0.33     $  1.13          $ 0.71
                                                                            =======        =======     =======          ======

4. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                                                         FOR THE NINE MONTHS
                                                                                                         ENDED SEPTEMBER 30,
                                                                                                      ---------------------------
                                                                                                          1999            1998
                                                                                                      ------------      ---------
Cash paid during the period for:
   Interest.......................................................................................       $ 10,259        $ 6,514
   Income taxes...................................................................................          5,265          2,192

Non-cash investing and financing activities:
   Capital leases.................................................................................             31          1,475
   Grants.........................................................................................          5,751            184
   Tax benefit from exercise of non-qualified stock options.......................................             65             76
   Amortization of deferred compensation .........................................................            312             22

                         RAILTEX, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)

5. DERIVATIVE ACCOUNTING PRINCIPLES

         The Company historically has hedged certain anticipated transactions. Interest rate swaps and diesel fuel price collar contracts with third parties are used to hedge interest rates and diesel fuel costs. Hedges of anticipated transactions are accounted for under the deferral method with gains and losses on these transactions recognized in interest expense and operating expenses when the hedged transaction occurs. The Company does not currently hold or issue financial instruments for trading purposes.

         The Company is exposed to fluctuations in diesel fuel prices, as an increase in the price of diesel fuel would result in lower earnings and increased cash outflows. The Company has entered into a cap which fixes the price of 725,000 gallons of diesel fuel per month for the period July 1999 to June 2000 at $0.4500 per gallon. The cost of the cap was approximately $209,000, which will be amortized over the period covered by the cap. The cap, which expires in June 2000, hedges approximately 60% of the Company's estimated monthly diesel fuel consumption.

6. DIVESTITURE

         In September 1999, the Company sold 100% of the stock of the Salt Lake City Southern Railroad ("SLCS") for $675,000.

7. RESTRICTED STOCK AWARDS

         In 1998, the Company, under the 1993 Stock Plan, as amended ("Plan"), granted 80,000 restricted shares, of which 5,000 vested and were issued in the third quarter ended September 30, 1999, in the form of the Company's common stock to several key executives. The restricted shares vest ratably over three to five years or immediately in the event of a change in control, death, disability or termination, other than for cause. The unvested portion of the restricted shares forfeit if the key executives are terminated for cause during the restriction period. The awards were recorded at the fair market value of the Company's common stock on the date of grant as deferred compensation and will be amortized over the restriction period. For the three and nine months ended September 30, 1999, the Company recorded compensation expense of $62,579 and $187,737, respectively. For the three and nine months ended September 30, 1998, the Company recorded compensation expense of $11,979.

8. COMMITMENTS AND CONTINGENCIES

         The Company has added railroad properties to its portfolio through the purchase of track and roadbed, lease of such assets and contracts to operate such assets under management agreements. These arrangements typically relate only to the physical assets of the railroad property and, except for the purchases of Central Properties, Inc. ("CPI") and Indiana & Ohio Rail Corp. ("IORC"), which were structured as acquisitions of stock, the Company typically does not contractually assume any of the operations or liabilities of the divesting carriers.

         Rail properties operated by the Company under management agreements typically have initial ten year terms followed by either a purchase option or one or more renewal terms at the Company's option. These operating contracts typically require that the Company assume all operating and financial responsibilities for freight operations on the property, including maintenance, payment of property taxes and regulatory compliance. Payments by the Company for the right to conduct rail operations on these properties are typically calculated as a percentage of revenues from the respective properties.

                         RAILTEX, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)

         In August 1995, the Company entered into a ten year Information Technology Services Agreement ("ITS Agreement") with Electronic Data Systems Corporation ("EDS"). Under the ITS Agreement, EDS is responsible for the management information systems of the Company, including developing, obtaining licenses for and maintaining new software for the Company, coordinating the acquisition and maintenance of computers and related equipment and coordinating the maintenance of the Company's existing software. The Company currently pays EDS $2.0 million annually which is subject to annual escalation based on the Consumer Price Index. The ITS Agreement is subject to earlier termination under certain limited conditions.

         In August 1999, SLCS received notice from the Utah Transit Authority ("UTA") that it had exercised its right to repurchase the operating easement for approximately $5,000. In September 1999, the Company sold the stock of SLCS to the Utah Railway Company. In connection with this sale, the UTA's right to repurchase the line was withdrawn.

         In October 1998, the UTA asserted a claim for contribution against SLCS under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") relating to certain pollution existing at one of UTA's rail yards over which the SLCS had an operating easement. In September 1999, the Company sold the stock of SLCS to the Utah Railway Company. As a result, this claim no longer exists against a subsidiary of the Company.

         The Company is currently subject to a number of claims and legal actions that arose in the ordinary course of business, including Federal Employers' Liability Act claims by its employees and personal injury claims (including wrongful death claims) by third parties. The Company believes these claims, taking into account reserves and applicable insurance, will not have a material adverse effect on the Company. However, adverse judgments in these claims, individually or in the aggregate, in excess of related reserves and applicable insurance, could have a materially adverse effect on the Company's financial condition and results of its operations.

9. COMPREHENSIVE INCOME

         The Company has chosen to disclose comprehensive income in the Consolidated Statements of Shareholders' Equity. For purposes of SFAS 130, the Company's other comprehensive income or loss was comprised of net currency translation adjustments. Paragraph 9(f) of Statement 109 "prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that under FASB Statement No. 52, `Foreign Currency Translation,' are remeasured from the local currency into the functional currency using historical rates". Therefore, other comprehensive income is not being shown net of tax.

                         RAILTEX, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)

10.   SEGMENT INFORMATION

         The following table presents information about the Company by geographic area (in thousands).

                                                    FOR THE NINE MONTHS
                                                    ENDED SEPTEMBER 30,
                                                ---------------------------
                                                  1999               1998
                                                --------           --------
Total Revenues:
     United States .......................      $119,057           $107,516
     Canada ..............................        15,309             10,058
     Other foreign .......................            83                 --
                                                --------           --------
          Total ..........................      $134,449           $117,574
                                                ========           ========
Operating Income:
     United States .......................      $ 19,488           $ 17,594
     Canada ..............................         3,943              2,557
     Other foreign .......................            31                 61
                                                --------           --------
          Total ..........................      $ 23,462           $ 20,212
                                                ========           ========
Assets:
     United States .......................      $292,082           $275,694
     Canada ..............................        20,619             18,593
     Other foreign .......................        21,090             17,810
                                                --------           --------
          Total ..........................      $333,791           $312,097
                                                ========           ========
11.   SUBSEQUENT EVENTS

         In November 1999, RailTex Global Investments, LLC ("LLC"), a limited liability company in which the Company owns a 50.5% membership interest, entered into a Memorandum of Understanding to sell all of its shares in Ferrovia Centro-Atlantica, S.A. ("FCA") to existing FCA shareholders for R$10.93 million (or approximately U.S.$5.6 million at prevailing exchange rates). Also in November, RailTex International Holdings, Inc. ("RIHI"), a wholly-owned subsidiary of RailTex, entered into a Purchase Agreement to sell all of its membership interest in the LLC and, thus, indirectly the LLC's shares in America Latina Logistica, S.A. ("ALL") to Global Environment Fund ("GEF") for U.S. $3.375 million. RailTex will record an approximate U.S. $600,000 loss (or U.S.$0.04 per share) on these transactions in the fourth quarter, depending on the then prevailing exchange rate at the time of the FCA transaction and the total expenses of the transactions. Concurrent with the sale of RailTex's ALL shares to GEF, RailTex's obligation to repurchase the Brazilian interests previously sold to GEF will terminate. Proceeds from the sales will be used to reduce RailTex's senior credit facilities and for general corporate purposes. The FCA transaction is subject, among other things, to the approval of the Brazilian Ministry of Transportation and the negotiation and execution of definitive agreements. RailTex anticipates the closing of the FCA transaction by the end of the year. The ALL transaction is subject, among other things, to the closing of the FCA transaction, the approval of the Brazilian Ministry of Transportation and the approval of the Investment Committee of GEF. RailTex anticipates the closing of the ALL transaction to occur shortly after the closing of the FCA transaction. FCA is the exclusive concessionaire of the former 4,400 mile Center-Eastern Network of the Brazilian federal railroad. ALL is the parent corporation of Ferrovia Sul Atlantico, S.A. ("FSA"), the exclusive concessionaire of the former 4,200 mile Southern Network of the Brazilian federal railroad. After the closing of both of these transactions, RailTex will not own any interests in any Brazilian company.

                         RAILTEX, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)

         On October 14, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with RailAmerica, Inc., a Delaware corporation ("RailAmerica") and Cotton Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of RailAmerica ("Merger Sub"). Pursuant to the terms and subject to the satisfaction of the conditions in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), with the Company as the surviving corporation, and RailAmerica will acquire all of the outstanding stock of the Company for approximately $325 million, including the assumption of all of the Company's outstanding long-term debt. As a result of the Merger, each outstanding share of common stock of the Company will be converted into the right to receive (i) $13.50 in cash, and (ii) 0.66666667 shares of common stock, par value $0.001 per share ("RailAmerica Common Stock"), of RailAmerica. The amount of cash consideration and stock consideration will be reallocated to provide for less cash and more stock if the Company does not sell certain specified assets for net proceeds of at least $9.0 million. The consummation of the Merger, which is expected to occur in early 2000, is contingent upon the approval of the Merger by the Company's shareholders, the approval of the issuance of RailAmerica Common Stock in the Merger by RailAmerica's shareholders, the receipt of any necessary regulatory approvals, including the Surface Transportation Board, and other customary closing conditions.

================================================================================




                                1,173,456 SHARES




                               RAILAMERICA, INC.


                                  COMMON STOCK












                              -------------------

                                   PROSPECTUS

                              -------------------






                                FEBRUARY 4, 2000



================================================================================

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

         The following table sets forth the costs and expenses (subject to future contingencies) incurred or expected to be incurred by the Registrant in connection with the offering. The Registrant has agreed to pay all the costs and expenses of this offering.


Securities and Exchange Commission Registration Fee...............  $   3,136
Accounting Fees and Expenses......................................     15,000
Legal Fees and Expenses...........................................     20,000
Printing Expenses.................................................      6,000
Miscellaneous.....................................................        864
                                                                    ---------
         Total....................................................  $  45,000
                                                                    =========
---------------------
(1) The amounts set forth above, except for the SEC fee, are in each case estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Certificate of Incorporation provides for indemnification of the Registrant's officers and directors to the extent permitted under the Delaware General Corporation Law.

         The Registrant's Amended and Restated Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall indemnify its Directors and officers to the fullest extent permitted by Delaware law, except against actions by the Registrant approved by the Board of Directors, and requires the Registrant to advance expenses to such Directors and officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

         The following exhibits are included as part of this Registration
Statement:

  EXHIBITS    DESCRIPTION
  --------    -----------

     5.1      Opinion of Greenberg Traurig, P.A.


    23.1      Consent of Greenberg Traurig, P.A. (contained in exhibit
              5.1)

    23.2      Consent of PricewaterhouseCoopers LLP (RailAmerica, Inc.)
    23.3      Consent of Arthur Andersen Langton Clarke (Ferronor)
    23.4      Consent of PricewaterhouseCoopers LLP (V/Line Freight Corporation)
    23.5      Consent of PricewaterhouseCoopers LLP (RaiLink)
    23.6      Consent of Ernst & Young LLP (Toledo, Peoria & Western)
    23.7      Consent of Arthur Andersen LLP (RailTex)

   *24.1      Power of Attorney (filed with signature page)
-----------
* previously filed


ITEM 17.  UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or
events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;"

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on the 4th day of February, 2000.



                           RAILAMERICA, INC.



                           By:  /s/ Gary O. Marino
                                -----------------------------------------------
                                Gary O. Marino
                                Chairman, Chief Executive Officer and President (Duly Authorized Representative)





         Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                         TITLE                                 DATE
                ---------                                         -----                                 -----


               **                               Chairman of the Board, Chief Executive           February 4, 2000
----------------------------------------        Officer and President (Principal
Gary O. Marino                                  Executive Officer and Chief Financial
                                                Officer)



               **                               Executive Vice President, Secretary and          February 4, 2000
----------------------------------------        Director
Donald D. Redfearn



               **                               Assistant Secretary and Director                 February 4, 2000
----------------------------------------
John H. Marino



               **                               Director                                         February 4, 2000
----------------------------------------
Douglas R. Nichols



               **                               Director                                         February 4, 2000
----------------------------------------
Richard Rampell



               **                               Director                                         February 4, 2000
----------------------------------------
Charles Swinburn



               **                               Director                                         February 4, 2000
----------------------------------------
John M. Sullivan



**By:  /s/ Gary O. Marino
      ----------------------------------
      Gary O. Marino
      Attorney-in-fact




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